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                                                Filed Pursuant to Rule 424(b)(3)
                                                 Registration File No. 333-63020




                                   PROSPECTUS

                                1,250,000 SHARES

                              ARMOR HOLDINGS, INC.

                                  COMMON STOCK


     This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this process, The Kroll-O'Gara Company may offer and sell, from time to time, up to 1,250,000 shares of our common stock which we expect to issue to it upon the consummation of a Stock Purchase Agreement we entered into, pursuant to which we expect to purchase some of Kroll-O'Gara's subsidiaries which constitute Kroll-O'Gara's Security Products and Services Group. Except as described below, we will not receive any of the proceeds from the offer and sale of shares of our common stock by Kroll-O'Gara.

         We have agreed that if, under certain circumstances, the proceeds from the sale of our common stock covered by this prospectus do not equal certain agreed upon amounts, we will reimburse Kroll-O'Gara for such deficit. Under these circumstances, a portion of the shares covered by this prospectus may be delivered to us. We would then be permitted to sell those shares pursuant to this prospectus and the net proceeds of those sales would first be used to reimburse us for the deficit we were obligated to pay to Kroll-O'Gara. For more information, see "Plan of Distribution," beginning on page 21.

     Shares of common stock covered by this prospectus sold during the twelve months following the consummation of the Stock Purchase Agreement, including any common stock covered by this prospectus sold by us, will be sold through Wm Smith Securities, Incorporated. Kroll-O'Gara and Wm Smith Securities, Incorporated are considered underwriters under the Securities Act of 1933, as amended.

         The common stock covered by this prospectus may be sold in transactions on the New York Stock Exchange, in privately negotiated transactions, through a combination of these methods or in any other legal way. The price at which shares of our common stock offered by this prospectus may be sold may vary from transaction to transaction, including prevailing market prices, at prices related to market prices, at fixed prices or at negotiated prices.

         Our common stock is traded on the New York Stock Exchange under the symbol "AH." On August 7, 2001, the closing market price of our common stock was $14.62 per share. The mailing address and telephone number of our principal executive offices are, 1400 Marsh Landing Parkway, Suite 112, Jacksonville, FL 32250, (904) 741-5400.

         INVESTING IN THESE SECURITIES INVOLVES CERTAIN RISKS. YOU SHOULD SEE "RISK FACTORS" ON PAGES 2 TO 9 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is August 10, 2001


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                                TABLE OF CONTENTS


                                                                          Page

Risk Factors................................................................2
Special Note Regarding Forward Looking Statements...........................9
Material Changes ..........................................................10
Use of Proceeds............................................................19
Selling Stockholder........................................................19
Plan of Distribution.......................................................21
Experts....................................................................23
Legal Matters..............................................................23
Incorporation of Certain Documents by Reference............................23
Where You Can Find More Information........................................24
Index to Financial Statement .............................................F-1


                                  RISK FACTORS

         You should consider carefully the following risk factors and other information and financial data set forth in this prospectus and in the documents incorporated into this prospectus by reference prior to investing in shares of our common stock.

THE PRODUCTS WE SELL ARE INHERENTLY RISKY

         The products we manufacture are used in applications where the failure to use such products for their intended purposes, the failure to use them properly, or their malfunction, could result in serious bodily injury or death. Our products include:

o body armor designed to protect against ballistic and sharp instrument penetration;

o less-lethal and anti-riot products such as less-lethal munitions, pepper sprays, distraction devices and flameless expulsion grenades;

o various models of police batons made of wood, alloy steel, acetate, aluminum and polycarbonate products;

o        vehicle and hard armoring systems; and

o        police duty gear.

         We are aware of claims against one of our subsidiaries, of permanent physical injury and death caused by self-defense sprays and other munitions intended to be less-lethal. We are also aware that the U.S. Department of Justice is studying the role that self-defense pepper sprays may have had in the deaths of suspects sprayed by law enforcement personnel. In addition, the manufacture and sale of certain less-lethal products may be the subject of product liability claims in the event that these products do not perform in the manner in which they are intended to perform.



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THE SERVICES WE PROVIDE ARE INHERENTLY RISKY

         We provide security risk management services through our ArmorGroup Services division. These services are most in demand in areas of the world encountering high levels of violence, unstable or chaotic political environments and little or no effective local law enforcement authorities. As a result, our management and employees are often located in hostile and high risk environments characterized by rapid economic growth, political instability, emerging market conditions and/or significant natural resources such as Africa, South America, Central Asia, Russia and the Balkans. We sometimes supplement our own personnel with local police or military who are not legally under our control and supervision. This lack of direct control may limit our effectiveness without insulating us from liability claims based on the actions of these personnel. In addition, we operate in locations where murders, kidnappings and attacks on facilities and installations are endemic. We cannot be certain whether parties will bring lawsuits in the future alleging negligence in the provision of security services and seeking substantial amounts in damages. We believe that the insurance coverage that we maintain is adequate under the circumstances. However, the success of such a lawsuit could have a material adverse effect on our business, financial condition and results of operations.

THE FAILURE OF OUR PRODUCTS COULD GIVE RISE TO PRODUCT LIABILITY CLAIMS

         Our products are used in applications where their failure could result in serious personal injuries and death. We believe that we maintain adequate insurance coverage under the circumstances. However, we cannot assure you that this coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure you that this or any other insurance coverage will continue to be available or, if available, that we will be able to obtain it at a reasonable cost. Any material uninsured loss could have a material adverse effect on our business, financial condition and results of operations. In addition, the inability to obtain product liability coverage would prohibit us from bidding for orders from certain municipal customers since, at present, many municipal bids require such coverage, and any such inability would have a material adverse effect on our business, financial condition and results of operations.

WE HAVE SIGNIFICANT INTERNATIONAL OPERATIONS AND ASSETS

         We have operations and assets in many parts of Africa, South America, Southeast Asia, Central Asia, the Balkans and Russia. In addition, we sell our services and products in other foreign countries and seek to increase our level of international business activity. Accordingly, we are subject to various risks, including:

o        U.S.-imposed embargoes of sales to specific countries,

o foreign import controls (which may be arbitrarily imposed and enforced),

o        exchange rate fluctuations,

o        dividend remittance restrictions,

o        expropriation of assets,

o        war, civil uprisings and riots,

o        government instability,


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o        the necessity of obtaining government approvals for both new and continuing operations, and

o legal systems of decrees, laws, taxes, regulations, interpretations and court decisions that are not always fully developed and that may be retroactively or arbitrarily applied.

         We may also be subject to unanticipated income taxes, excise duties, import taxes, export taxes or other governmental assessments. In addition, payments to us in our international markets are often in local currencies. Although most of these currencies are presently convertible into U.S. dollars, we cannot be sure that convertibility will continue. Even if currencies are convertible, the rate at which they convert is subject to substantial fluctuation. Our ability to transfer currencies into or out of local currencies may be restricted or limited. Any of these events could result in a loss of business or other unexpected costs which could reduce revenue or profits and have a material adverse effect on our business, financial condition and results of operations.

         Our ArmorGroup Services division routinely operates in areas where local government policies regarding foreign entities and the local tax and legal regimes are often uncertain, poorly administered and in a state of flux. We cannot, therefore, be certain that we are in compliance with or will be protected by all relevant local laws and taxes at any given point in time. A subsequent determination that we failed to comply with relevant local laws and taxes could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE UNABLE TO COMPLETE AND INTEGRATE ACQUISITIONS

         We intend to grow through the acquisition of businesses and assets that will complement our current businesses. We cannot be certain that we will be able to complete attractive acquisitions, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. We may not be successful in integrating acquired businesses, including the Security Products and Services Group, which is larger than the acquisitions we have previously consummated, into our existing operations. This integration may result in unanticipated liabilities or unforeseen operational difficulties, which may be material, or require a disproportionate amount of management's attention. These acquisitions may result in our incurring additional indebtedness or issuing preferred stock or additional common stock. Competition for acquisition opportunities in the industry may rise, thereby increasing our cost of making acquisitions or causing us to refrain from making further acquisitions. In addition, the terms and conditions of our credit facility impose restrictions on us that, among other things, may restrict our ability to make acquisitions.

THE LOSS OF, OR A SIGNIFICANT REDUCTION IN THE SECURITY PRODUCTS AND SERVICES GROUP'S U.S. MILITARY BUSINESS WOULD HAVE A MATERIAL ADVERSE EFFECT ON US

         U.S. Military contracts accounted for a significant portion of the business of the Security Products and Services Group. The U.S. Military funds these contracts in annual increments, and the contracts require subsequent authorization and appropriation which may not occur or which may be for less than the total amount of the contract. Changes in the U.S. Military's budget and spending allocations could adversely affect our ability to receive future contracts after the closing of the proposed acquisition. Also the U.S. Military generally may cancel its contracts


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unilaterally, at its convenience.

WE WILL BE DEPENDENT ON A SINGLE SUPPLIER OF COMPONENTS FOR UP-ARMORED HMMWVS

         The Security Products and Services Group is the prime contractor to the U.S. Military for the supply of armoring and blast protection for High Mobility Multi-Purpose Wheeled Vehicles, commonly known as HMMWVs. Up-Armored HMMWVs accounted for approximately one-third of the sales of the Security Products and Services Group during the fiscal year ended December 31, 2000. These HMMWVs are manufactured by AM General Corporation under separate U.S. Military contracts. Should deliveries of HMMWVs be significantly interrupted, or should other single source suppliers significantly interrupt deliveries of components for Up-Armored HMMWVs, we will not be able to deliver Up-Armored HMMWVs to the U.S. Military on schedule, which could have a material adverse effect on us.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH

         We have rapidly expanded our operations, and this growth has placed significant demands on our management, administrative, operating and financial resources. The continued growth of our customer base, the types of services and products offered and the geographic markets served can be expected to continue to place a significant strain on our resources. In addition, we cannot easily identify and hire personnel qualified both in the provision and marketing of our security services and products. Our future performance and profitability will depend in large part on:

o our ability to attract and retain additional management and other key personnel,

o our ability to implement successful enhancements to our management, accounting and information technology systems, and

o our ability to adapt those systems, as necessary, to respond to growth in our business.

THERE ARE LIMITED SOURCES FOR SOME OF OUR RAW MATERIALS

         The primary raw materials that we use in manufacturing ballistic-resistant garments are:

o        Spectrashield, a patented product of Honeywell, Inc.,

o        Kevlar, a patented product of E.I. du Pont de Nemours Co., Inc. ("Du
         Pont"), and

o        Twaron, an aramid fiber product of Akzo-Nobel Fibers, B.V.

Du Pont and its European licensee are currently the only producers of Kevlar. We purchase these materials in the form of woven cloth from five independent weaving companies. In the event Du Pont or its licensee in Europe cease, for any reason, to produce and sell Kevlar, we would utilize these other ballistic resistant materials as a substitute. However, neither Spectrashield nor Twaron is expected to become a complete substitute for Kevlar in the near future. We enjoy a good relationship with our suppliers of Kevlar, Spectrashield and Twaron. However, if our supply of their materials was cut off or if there was a material increase in the prices of these materials, our manufacturing operations could be severely curtailed and our business, financial

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condition and results of operations would be materially adversely affected.

MANY OF OUR CUSTOMERS HAVE FLUCTUATING BUDGETS

         Customers for our products include law enforcement and governmental agencies. Government tax revenues and budgetary constraints, which fluctuate from time to time, can affect budgetary allocations for law enforcement. Many domestic and foreign government agencies have experienced budget deficits that have led to decreased spending in certain areas. Our results of operations may be subject to substantial period-to-period fluctuations as a result of these and other factors affecting capital spending. A reduction of funding for law enforcement could have a material adverse effect on our business, financial condition and results of operations.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION

         We are subject to federal licensing requirements with respect to the sale in foreign countries of certain of our products. In addition, we are obligated to comply with a variety of federal, state and local regulations governing certain aspects of our operations and the workplace, including regulations promulgated by, among others, the U.S. Departments of Commerce, State and Transportation, the U.S. Environmental Protection Agency and the U.S. Bureau of Alcohol, Tobacco and Firearms. Additionally, the failure to obtain applicable governmental approval and clearances could adversely affect our ability to continue to service the government contracts maintained by the Security Products and Services Group. Furthermore, we, and the Securities Products and Services Group, have material contracts with governmental entities and are subject to rules, regulations and approvals applicable to government contractors. We are also subject to routine audits to assure our compliance with these requirements. Our failure to comply with these contract terms, rules or regulations could expose us to substantial penalties, including the loss of these contracts and disqualification as a U.S. Government contractor.

         Like other companies operating internationally, we are subject to the Foreign Corrupt Practices Act and other laws which prohibit improper payments to foreign governments and their officials by U.S. and other business entities. Our ArmorGroup Services division operates in countries known to experience endemic corruption. Our extensive operations in such countries creates the risk of an unauthorized payment by an employee or agent of ours which would be in violation of various laws including the Foreign Corrupt Practices Act. Violations of the Foreign Corrupt Practices Act may result in severe criminal penalties which could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT UPON OUR PROPRIETARY TECHNOLOGY

         We are dependent upon a variety of methods and techniques which we regard as proprietary trade secrets. We are also dependent upon a variety of trademarks, servicemarks and designs to promote brand name development and recognition. We rely on a combination of trade secrets, copyright, patent, trademark, unfair competition and other intellectual property laws as well as contractual agreements to protect our rights to such intellectual property. Due to the difficulty of monitoring unauthorized use of and access to intellectual property, however, such measures may not provide adequate protection. In addition, there can be no assurance that courts will always uphold our intellectual property rights, or enforce the contractual arrangements which we have entered into to protect our proprietary technology. Any unenforceability or



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misappropriation of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. In addition, if we bring or become subject to litigation to defend against claimed infringement of our rights or of the rights of others or to determine the scope and validity of our intellectual property rights, such litigation could result in substantial costs and diversion of our resources which could have a material adverse effect on our business, financial condition and results of operations. Unfavorable results in such litigation could also result in the loss or compromise of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from selling our products which could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE ADVERSELY AFFECTED BY APPLICABLE ENVIRONMENTAL LAWS

         We are subject to federal, state, and local laws and regulations governing the protection of the environment, including those regulating discharges to the air and water, the management of wastes, and the control of noise and odors. We cannot assure you that we are at all times in complete compliance with all such requirements. Like all companies, we are subject to potentially significant fines or penalties if we fail to comply with environmental requirements. Environmental requirements are complex, change frequently, and could become more stringent in the future. Accordingly, we cannot assure you that these requirements will not change in a manner that will require material capital or operating expenditures or will otherwise have a material adverse effect on us in the future.

         We are also subject to environmental laws requiring the investigation and clean-up of environmental contamination. We may be subject to liability, including liability for clean-up costs, if contamination is discovered at one of our current or former facilities or at a landfill or other location where we have disposed wastes. The amount of such liability could be material. We use Orthochlorabenzalmalononitrile ("CS") and Chloroacetophenone ("CN") chemical agents in connection with our production of tear gas. These chemicals are hazardous, and could cause environmental damage if not handled and disposed of properly.

ONE STOCKHOLDER HAS THE ABILITY TO SIGNIFICANTLY INFLUENCE THE ELECTION OF OUR DIRECTORS AND THE OUTCOME OF CORPORATE ACTION REQUIRING STOCKHOLDER APPROVAL

         Warren B. Kanders is the sole stockholder of Kanders Florida Holdings, Inc. Kanders Florida Holdings, Inc. and its affiliates beneficially own approximately 13.6% of the outstanding shares of our common stock. In addition, our officers and directors, including Mr. Kanders, beneficially own an aggregate of approximately 5,184,152 shares, or 21.1%, of the common stock. Consequently, Mr. Kanders, as Chairman of the Board of Directors and as the sole stockholder of Kanders Florida Holdings, Inc., together with our other officers and directors, will have the ability to significantly influence the election of our directors and the outcome of corporate actions requiring stockholder approval, including a change in control.

WE DEPEND SIGNIFICANTLY UPON OUR SENIOR MANAGEMENT TEAM

         Our success depends in large part on the services of our senior management team, particularly Warren B. Kanders and Jonathan M. Spiller. While we maintain key man life insurance for each of them, the loss of any of our key executives could materially adversely affect our company and seriously impair our ability to implement our strategy.



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DELAWARE LAW MAY LIMIT POSSIBLE TAKEOVERS

         Our certificate of incorporation makes us subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general,
Section 203 prohibits publicly-held Delaware corporations to which it applies from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

THE MARKET PRICE FOR OUR COMMON STOCK IS VOLATILE

         The market price for our common stock may be highly volatile. We believe that a variety of factors, including announcements by us or our competitors, quarterly variations in financial results, trading volume, general market trends and other factors, could cause the market price of our common stock to fluctuate substantially. Due to our relatively modest size, our winning or losing a large contract may have the effect of distorting our overall financial results.

THERE IS A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE AND THE SALE OF THOSE SHARES COULD ADVERSELY AFFECT OUR STOCK PRICE

         As of June 13, 2001, 23,034,757 shares of our common stock were issued and outstanding. Of these shares, 18,324,641 shares are freely tradeable under the Securities Act by persons who are not our "affiliates" (in general, an affiliate is any person who is in control or who has a control relationship with our corporation). The remaining 3,710,116 outstanding shares of common stock are either deemed to be "restricted securities", as that term is defined in Rule 144, or are subject to certain other restrictions on disposition.

         We cannot predict the effect, if any, that market sales of shares of common stock that are restricted securities, or the availability of these shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise capital through an offering of equity securities.

         As part of our acquisition strategy, we anticipate issuing additional shares of our common stock. To the extent that we are able to grow through acquisitions for stock, the number of outstanding shares of common stock that will be eligible for sale in the future is likely to increase substantially. Persons receiving shares of our common stock in connection with these acquisitions may be more likely to sell large quantities of their common stock which may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than would otherwise be obtained.

OUR STOCK PRICE MAY BE AFFECTED WHEN ADDITIONAL SHARES ARE SOLD

         If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. These sales might make

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it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Additional shares sold to finance acquisitions may dilute our earnings per share if the new operations' earnings are disappointing.

WE CURRENTLY DO NOT INTEND TO PAY DIVIDENDS

         We currently do not intend to pay any cash dividends on our common stock. We currently intend to retain any earnings for working capital, repayment of indebtedness, capital expenditures and general corporate purposes. Our credit facility contains restrictions on our ability to pay dividends or make other distributions.

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         We believe that it is important to communicate our expectations to our investors. Accordingly, this prospectus and information incorporated into this prospectus by reference contain discussions of events or results that have not yet occurred or been realized. Certain of the matters discussed concerning our operations, economic performance, financial condition, including in particular the execution of acquisition strategies, expansion of product lines and increase of distribution networks or product sales, are areas, among others, which include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as, "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. You should read forward-looking statements carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other expectations of future performance. The actions of current and potential new competitors, changes in technology, seasonality, business cycles and new regulatory requirements are factors that impact greatly upon strategies and expectations and are outside our direct control. There may be events in the future that we are not able to accurately predict or control. The factors listed in the section captioned "Risk Factors", as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ from the expectations we express in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the section captioned "Risk Factors" and elsewhere in this prospectus could materially adversely affect our business, financial condition and results of operations.




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                                MATERIAL CHANGES

DESCRIPTION OF THE BUSINESS WE EXPECT TO ACQUIRE

     The companies we expect to acquire (which are collectively referred to below as "O'Gara") constitute the majority of what is now known as the Security Products and Services Group of The Kroll-O'Gara Company. The following paragraphs provide more information about the companies we expect to acquire and the nature of their business.

BUSINESS

     O'Gara's security products and training services includes:

     - ballistic and blast protected armoring systems for commercial vehicles, military vehicles, aircraft, and missile components; and

     - advanced driver training, threat recognition and avoidance training, and training in firearms safety and use.

COMMERCIAL PRODUCTS

     O'Gara armors a variety of vehicles, including limousines, sedans, sport utility vehicles, commercial trucks and money transport vehicles, to protect against varying degrees of ballistic and blast threats. The armoring process begins with the disassembly of a new base vehicle. This disassembly normally involves the removal of the interior trim, seats, doors and windows. The passenger compartment then is armored with both opaque and transparent armor. Other features, such as run flat tires and non-exploding gas tanks, also may be added. Finally, the vehicle is reassembled as close to its original appearance as possible. The types of commercial products produced are described below. During 2000, O'Gara shipped approximately 1,132 commercial armored vehicles.

     ARMORED VEHICLES. O'Gara produces fully armored vehicles and light armored vehicles. Fully armored vehicles, such as limousines, large sedans or sport utility vehicles, typically are armored to protect against attacks from military assault rifles such as AK-47s and M16s. These vehicles also can be blast protected by enhancing the ballistic and underbody protection with proprietary materials and installation methods that protect the occupants against a defined blast threat. Blast protected vehicles defend against threats such as pipe bombs attached to the exterior of the vehicle and nondirectional charges of 20 kg of TNT detonated approximately five meters from the vehicle. Fully armored vehicles typically sell for $70,000 to $200,000 exclusive of the cost of the base vehicle.

     Fully armored vehicles also include Parade Cars, which are formal limousines used predominantly for official functions by a president or other head of state. These vehicles are usually customized based upon a commercially available chassis which O'Gara essentially rebuilds from the ground up. Because the threat of organized assassination attempts is greater for heads of state, these vehicles normally incorporate




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more advanced armor and sophisticated protection features. These features can include supplemental air and oxygen systems, air purification systems to protect against chemical or biological contamination, underbody fire suppressant systems, tear gas launchers, anti-explosive self-sealing fuel tanks, electric deadbolt door locks, gun ports and bomb scanners. Parade Cars normally sell for $300,000 to in excess of $1.0 million inclusive of the cost of the base vehicle.

     Light armored vehicles are similar in all respects to fully armored vehicles except that substantially less total weight of armoring is added. Therefore, it is possible to armor smaller vehicles such as the Volkswagen Jetta and the General Motors Omega, as well as larger vehicles such as the Mercedes Benz S600 and the Jeep Cherokee. Light armored vehicles are designed to protect against attacks from handguns, such as a 9-mm or .357 Magnum. The price of a light armored vehicle ranges from $5,000 to $60,000 exclusive of the cost of the base vehicle.

     OTHER VEHICLES. O'Gara also produces specialty vehicles, cash-in-transit money transport vehicles and commercial truck bodies. Specialty vehicles are custom built for a specific mission. Examples of specialty vehicles are Escort Cars, usually convertibles, and Chase Cars, usually closed-top vehicles, in which security personnel ride while in a head of state motorcade. Cash-in-transit vehicles are used by banks or other businesses to transport currency and other valuables. After starting with a van or small truck, O'Gara modifies the base vehicle to provide protection for the cargo and passengers from ballistic and blast threats. O'Gara also builds commercial truck bodies. The truck bodies are manufactured primarily for 3.5 ton trucks and are installed on chassis produced by a variety of manufacturers.

MILITARY PRODUCTS

     UP-ARMORED HMMWVS. O'Gara is the prime contractor to the U.S. Military for the supply of armoring and blast protection for High Mobility Multi-Purpose Wheeled Vehicles (the "HMMWV"). The HMMWV chassis are produced by AM General Corporation and shipped directly to O'Gara's facility in Fairfield, Ohio where armor and blast protection components are added. A number of these components are purchased from single source suppliers. The Up-Armored HMMWVs provide exterior protection against various levels of armor-piercing ammunition, overhead airburst protection and underbody blast protection against anti-tank and anti-personnel mines. In addition, O'Gara installs other features designed to enhance crew safety, comfort and performance, such as air conditioning, weapon turrets and mounts, door locks and shock-absorbing seats. O'Gara charges $70,000 to $110,000 for these ballistic and blast protective systems. During 2000, O'Gara shipped 377 Up-Armored HMMWVs. O'Gara also supplies engineering design and prototype services in support of the Up-Armored HMMWV Program, and supplies spare parts and logistic support.

     HIMARS. O'Gara is serving as a subcontractor to develop a ballistically armored and sealed truck cab for the High Mobility Artillery Rocket System ("HIMARS"), which will be used by the U.S. Army. The truck is used to fire missiles which are a part of either




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the Multiple Launch Rocket System (MLRS) or the Army Tactical Missile System
(ATACM).

     OTHER ARMOR SYSTEMS. O'Gara markets armor sub-systems for other tactical wheeled vehicles, such as 2.5 ton and 5.0 ton trucks. O'Gara also produces various armor systems as a subcontractor to larger defense contractors, such as Lockheed Martin Corporation. These products include armor for containers for fuels and missile launchers and for pilot protection, and typically involve the use of materials or methods which are unique to O'Gara.

TRAINING.

     O'Gara offers comprehensive security training programs in advanced driving, ballistics, counterintelligence and surveillance both at its facilities near Washington, D.C., San Antonio, Texas and Mexico City, Mexico and at customer designated locations. O'Gara offers ballistics training in a progressive and realistic shooting house, encompassing 6,800 square feet of training space, at its facility near Washington, DC. Ballistics training consists of a wide spectrum of combat marksmanship skills which focuses on realistic situations, exposing students to stress while under difficult firing situations. O'Gara also offers security and counterintelligence training courses for both U.S. Government agencies and clients in the private sector. The training includes instruction on methods of recognizing and deterring security risks. Students learn methodologies utilized by terrorists, what information is needed by terrorists in order to plan an attack and how to block or manipulate this flow of intelligence.

CUSTOMERS

     COMMERCIAL PRODUCTS. O'Gara's armored commercial vehicle customers include governmental and private buyers. U.S. and foreign governmental buyers purchase both fully and light-armored vehicles. Governmental buyers also comprise the market for Parade Cars. Typically, governmental buyers consist of ministries of foreign affairs, defense and internal affairs and offices of presidential security. These customers are not constrained in their purchasing decisions by considerations such as import duties and taxes and are free to search globally for the best product available. The procurement cycles of governmental buyers can range from relatively rapid, when the vehicles are for the use of the head of state or in response to a particular crisis, to prolonged bureaucratic bids and evaluations for normally budgeted items. O'Gara's private customers for armored commercial vehicles include corporations and individuals. Private buyers are much more sensitive to cost, of which import duties and taxes may be a substantial part, and, therefore, often will buy a locally produced product, if one exists that meets their needs. Local servicing of the vehicle is also a critical concern to private buyers. O'Gara's customers for cash-in-transit vehicles are generally financial institutions. Purchasing decisions for cash-in-transit vehicles depend on many criteria including whether the financial institution is private or governmental, insurance and regulatory requirements and cost. The geographic distribution of 2000 sales of O'Gara's commercial armored vehicles, as a percentage of total 2000 sales for those products, was as follows:

PERCENTAGE OF 2000 COMMERCIAL SALES BY GEOGRAPHIC AREA

Europe.........................................................        32.7%
Central and South America......................................        23.1%
North America..................................................        36.0%
Middle East....................................................         3.5%
Far East.......................................................         2.4%
Other..........................................................         2.3%


     MILITARY PRODUCTS. O'Gara's market for military hardware products is worldwide in scope, including the U.S. Military and foreign defense forces. O'Gara's major contracts for delivery of Up-Armored HMMWVs are with the U.S. Military. O'Gara is also serving as a subcontractor to develop a ballistically armored and sealed truck cab for the HIMARS, to be used by the U.S. Army. Additionally, O'Gara provides protected container systems, typically used to protect missile systems from small arms fire, to the U.S. Military under a subcontract with Lockheed Martin. O'Gara is seeking to expand its sales of armored tactical wheeled vehicles to foreign defense forces.

     TRAINING. O'Gara offers advanced driver training, firearms training and surveillance detection training courses. Many private sector clients are drawn to O'Gara's training courses due to O'Gara's reputation of providing these services to various governmental agencies. Because the protection afforded by armored vehicles is greatly enhanced by their proper operation, O'Gara markets its various courses to its armored commercial vehicle customers and vice versa.

MARKETING AND SALES

     COMMERCIAL. On a worldwide basis, O'Gara employs approximately 44 full-time sales professionals. These employees operate out of Washington, D.C.; Miami, Florida; Fairfield, Ohio; Sao Paulo, Brazil; Lamballe, France; Paris, France; Mexico City, Mexico; Manila, the Philippines; Bogota, Colombia; and Geneva, Switzerland. All personnel have a geographic and/or product- specific responsibility. In most cases, the sales personnel also recruit and maintain sales agents or distributors. The agents or distributors have geographic and product-specific agreements, and compensation in most cases is based upon a commission arrangement. The sales personnel use a consultative approach when offering solutions to customers' security problems. Sales cycles for commercial physical security products can range from several months to a matter of days, depending upon the product and the urgency associated with the security problem being addressed. Physical security products which are readily available, such as the fully armored Chevrolet Suburban, allow O'Gara to assist customers who have, or believe they have, developed an immediate threat.

     O'Gara is working with various cash transportation companies to create joint ventures in order to supply all of these companies' armored cash-in-transit vehicles in specific countries or regions.

     MILITARY. O'Gara has positioned itself in the marketplace as a commercial company with a military production capability. As such, O'Gara emphasizes its ability to develop new products, or product adaptations, quickly and more cost-effectively than traditional defense contractors. In marketing its products to the military, O'Gara also places strong emphasis on its superior antitank and antipersonnel mine protection for the occupants of tactical wheeled vehicles. O'Gara markets its military products through a combination of trade show exhibitions, print advertising in military-related periodicals and direct customer visits. O'Gara emphasizes the cross-marketing of military and commercial products, which it believes strengthens the image of each product group. O'Gara also has entered into exclusive teaming and joint marketing agreements with AM General, the manufacturer of the basic HMMWV, for sales in the military and commercial arenas. These agreements designate O'Gara as the exclusive armorer to AM General for HMMWVs and allow O'Gara to benefit from the AM General distribution network and save on certain costs, such as exhibitions where AM General and O'Gara otherwise would both show products. Additionally, O'Gara currently is working with other military vehicle manufacturers whose products are more popular in other areas of the world to develop armored configurations for their vehicles.

     O'Gara's military sales activities are directed toward identifying contract bid opportunities with various U.S. Government agencies and private enterprises acting as prime contractors on government contracts and to making sales through the Foreign Military Sales Program and directly to foreign military organizations. O'Gara has two full-time business development managers who are responsible for this activity and also has contractual arrangements with several outside consultants who assist the business development managers 1in their activities. Proposal preparation and presentation for government projects is done by a team which normally consists of program managers, a contracting officer, a cost accountant and various manufacturing and engineering personnel.

ENGINEERING AND DEVELOPMENT

     O'Gara emphasizes engineering excellence and has an extensive engineering staff. Design engineers use state-of-the-art two-dimensional and three-dimensional computer aided design and engineering (CAD/CAE) systems in conjunction with coordinate measuring machines to develop electronic models which generally are converted to solid models or prototypes. Manufacturing engineers concentrate on improvements in the production process and on overall cost reductions from better methods, fewer components and less expensive materials with equal or superior quality. Applying these techniques, over the years O'Gara has been able to reduce both the time and cost necessary to produce its armored vehicles. O'Gara's ballistic engineer, in conjunction with its design and manufacturing engineers, develops and tests new ballistic and blast protection systems that meet ever-changing threats. Advanced engineering is responsible for new product development in conjunction with design engineering, manufacturing engineering and ballistic engineering.

     O'Gara estimates that it expended approximately $2.8 million in 2000 on its engineering and development efforts. These amounts include expensed amounts reimbursed under a Systems Technical Support Contract described under "U.S. Government Contracts."

U.S. GOVERNMENT CONTRACTS

     O'Gara serves as the U.S. Military's sole source contractor for armoring the HMMWV fleet. Since its initial contract in August 1993 to armor 59 HMMWVs, O'Gara has been awarded contracts to armor a total of 2,892 HMMWVs. Of these, 2,589 Up-Armored HMMWVs have been shipped, as follows:

                                                 NUMBER OF
YEAR SHIPPED                                       HMMWVS
-------------                                ----------------
1993......................................             0
1994......................................           139
1995......................................            26
1996......................................           507
1997......................................           366
1998......................................           460
1999......................................           557
2000......................................           377
Through March 31, 2001....................           157
                                                   -----
          Total...........................         2,589
                                                   =====

     Prior to March 2000, O'Gara's most recent HMMWV contract with the U.S. Military was entered into in 1998 and included an option for additional vehicles which was exercised on April 30, 1999. The 245 Up-Armored HMMWVs for the U.S. Army and the U.S. Navy covered by the option were delivered through August 2000.

     On March 30, 2000 O'Gara was awarded a new contract by the U.S. Military. The contract, with options, has a five-year duration with a baseline quantity of 360 Up-Armored HMMWVs per year and a potential to reach 3,060 vehicles over the life of the contract. The range of the contract's total estimated revenues is between $125.0 million and $215.0 million. The initial order is for 360 Up-Armored HMMWVs with estimated revenues of approximately $25.0 million. On December 1, 2000, while in production of the initial order of 360, the U.S. Military exercised an option for 487 additional vehicles in the first option year of the new contract.

     As the Up-Armored HMMWV fleet grows, O'Gara is experiencing continued growth in fleet management activity and sale of spare parts. The U.S. Military signed a five year spare parts corporate contract with O'Gara in March 1999. This contract designates O'Gara to provide HMMWV armor parts to all U.S. Military end users. The most recent fleet management contract option with the U.S. Military was exercised in March 2001.

     O'Gara is in the last year of a System Technical Support contract with the U.S. Military to support continued research and development of the Up-Armored HMMWV program. This contract, signed in 1997, has required O'Gara to provide up to 25,000 hours per year of engineering and development time to enhance and study the Up-Armored HMMWV. The last option to the contract was exercised in August 1999 for year 2000, work on which is continuing in the year 2001. The U.S. Military has requested a proposal from O'Gara to provide system technical support for the period from July 2001 through June 2002 plus three one-year renewal options.

     As a subcontractor to Lockheed Martin Corporation, O'Gara has provided armoring for certain missile weapons systems. O'Gara was first engaged in September 1993 by Lockheed Martin to armor launch systems of missiles. O'Gara was most recently engaged by Lockheed Martin to provide this armoring for 2001 and 2002 and believes that it is well positioned for future engagements.

     Stewart & Stevenson Services, Incorporated has subcontracted with O'Gara to develop a ballistically armored and sealed High Mobility Artillery Rocket System (HIMARS) truck cab. Two initial phases of this contract were completed by O'Gara, totaling $1.5 million. The Phase III contract for $3.6 million will require prototype development of nine cabs through 2001. It is anticipated that this will eventually result in a multi-year production contract.

COMPETITION

     The markets for O'Gara's products and services are highly competitive. O'Gara competes in a variety of fields, with competitors ranging from small businesses to multinational corporations.

     O'Gara believes that its design, engineering and production expertise in providing fully integrated ballistic and blast protected vehicles gives it a competitive advantage over those competitors who provide protection against only selected ballistic threats. The largest competitors on a world-wide basis in the production of armored commercial vehicles are DaimlerChrysler AG, which sells its armored Mercedes Benz products on a special order basis as well as through its world-wide distribution system, and BMW AG, which sells its products through its world-wide dealer distribution system. In addition, there are a number of other vehicle armorers in Europe, the Middle East and Latin America which armor primarily locally manufactured automobiles. U.S.-based protected passenger automobile armorers include the Pittston Company (owner of Brinks armored vehicles), Moloney Coachbuilders, Inc., and Armet Armored Vehicles, Inc. The principal competitive factors are price, quality of engineering and design, production capability and capacity, ability to meet delivery schedules and reputation in the industry. There are a large number of companies that provide specific armoring packages for tactical wheeled vehicles, helicopters and selected other military applications. O'Gara believes that, as the size of the Up-Armored HMMWV requirement continues to grow, competition from major defense contractors may develop.

     With regard to the security services provided by O'Gara, O'Gara competes with numerous local integrators and small consultant-type businesses, such as Control Risks Group Ltd., and also with large suppliers of security-related equipment such as Western Resources, Inc., Securitas AB, The Wackenhut Corporation, Borg-Warner Security Corporation, Pittway Corporation, ICTS International, N.V. and Tyco International Ltd.

SEASONALITY, BACKLOG AND RELATED MATTERS

     Approximately 32.1% of O'Gara's net sales during 2000 were derived from U.S. Military contracts and an additional 15.5% were derived from commercial contracts with U.S. governmental agencies or foreign governments. Military and governmental contracts generally are awarded on a periodic or sporadic basis. O'Gara frequently receives substantial orders in one quarter, the revenues from which are not recognized until one or more subsequent quarters. As a result, O'Gara has significant fluctuations from time to time in its business. Historically, these fluctuations have not been seasonal. O'Gara does not believe that its business is seasonal overall, although historically the first quarter has been weaker than the other three. Period-to-period comparisons within a given year or between years may not be meaningful or indicative of operating results over a full fiscal year.

     O'Gara's backlog at December 31, 2000 was approximately $91.1 million. Backlog consists of net sales value for firm orders not included in net sales on the basis of percentage-of-completion accounting. Because many timing and cost factors affect the production and delivery of O'Gara's products, there is no certainty as to when net sales will be recognized from O'Gara's backlog. However, O'Gara expects to ship all of its 2000 backlog in 2001. Year-to-year comparisons of backlog are not necessarily indicative of future operating results.

     O'Gara's net sales from government contracts and most commercial contracts for its armoring products are recognized using the percentage-of-completion method using a cost-to-cost methodology on long-term contracts. Under this method, contract revenues are reported based on the percentage that costs to date bear to total costs. Estimated contract losses are recognized in full in the period in which it becomes likely that a loss will occur. Accordingly, contract revenues and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage-of-completion are reflected in contract revenues in the period when such estimates are revised. Going forward the Company will use a percentage of completion based on the units completed methodology.

     PATENTS AND TRADEMARKS

     O'Gara currently has four issued U.S. patents relating to its armoring business. O'Gara has numerous federally registered trademarks and has registered its trademarks in numerous foreign countries. Although O'Gara does not believe that its ability to compete in any of its product markets is dependent on its intellectual property, O'Gara does believe that the protection afforded by its "Armoring Assembly" and "Vehicle Mine Protection Structure" patents, both of which relate to vehicle underbody blast protection, provides O'Gara with important technological advantages over its competitors. Although O'Gara has protected its technologies to the extent that it believes appropriate, there can be no assurance that O'Gara's measures to protect its proprietary rights will deter or prevent unauthorized use of O'Gara's technologies. In other countries, O'Gara's proprietary rights may not be protected to the same extent as in the United States.

PROPERTIES

     O'Gara maintains executive offices and regional headquarters in Fairfield, Ohio, and other regional headquarters in Lamballe, France and Sao Paulo, Brazil. O'Gara's principal properties and facilities as of December 31, 2000 were as follows:

BUILDING
LOCATION                      SQUARE FOOTAGE                  STATUS

Fairfield, Ohio                     130,000                   owned
Lamballe, France                    178,000                   owned
Sao Paulo, Brazil                    56,000                  leased
Mexico City, Mexico                  20,000                   owned
Washington, D.C. area        Not applicable                  leased
San Antonio, Texas           Not applicable                   owned

     FAIRFIELD, OHIO. This facility contains full production and assembly facilities for O'Gara's armored commercial vehicles and the manufacturing and distribution of Up-Armored HMMWVs. The facility is financed through tax-exempt debt and is pledged to secure the repayment of the debt. The facility includes a complete fabrication and machine shop equipped with a computer controlled plasma cutter, a computer controlled press break, mills, automated grinders, a robotic welder and two coordinate measuring machines, paint booths and ancillary equipment for both military and commercial painting.

     LAMBALLE, FRANCE. The site contains facilities for production of armored commercial and cash-in-transit vehicles, design studios for development of prototypes, integrated computer systems, and areas for parts, fabrication, painting and quality control. This facility also contains a ballistics range. The main portion of the facility is financed under a capital lease.

     SAO PAULO, BRAZIL. This facility is used for manufacturing and sales of a full product line of armored commercial vehicles. It currently is leased for a term expiring in

October 2004; however, either party can terminate the lease on 90 days written notice. For accounting purposes, this lease is treated as an operating lease.

     MEXICO CITY, MEXICO. This facility is used for manufacturing and sales of a full product line of armored commercial vehicles. This facility was purchased in 1996.

     WASHINGTON, D.C. AREA. This facility is used for advanced security training and includes a portion of an abandoned airport runway that is used for advanced driver training. The facility is leased for a term expiring in May 2009. For accounting purposes, this lease is treated as an operating lease.

     SAN ANTONIO, TEXAS. This facility, which was acquired in 1997, consists of 165 acres of land used for advanced driver and force protection training.

     O'Gara's manufacturing capabilities include fully integrated manufacturing programs which link production control, materials control, quality control and accounting. O'Gara believes that its facilities are adequate for its current needs and that its properties, including machinery and equipment, are generally in good condition, well maintained and suitable for intended current and foreseeable uses.

                                 USE OF PROCEEDS

         Except as indicated below, we will not receive any of the proceeds from the sale of the shares of our common stock offered by this prospectus. The selling stockholder will receive all of the proceeds from the sale of the common stock offered by this prospectus. See "Selling Stockholder" and "Plan of Distribution" sections.

         We have agreed that if the net proceeds from such sales do not equal or exceed agreed upon amounts, we will reimburse Kroll-O'Gara for such deficit. In that event, some of the shares covered by this prospectus may be delivered to us and the proceeds from the sale of such shares will be paid to us until we are reimbursed for the amounts of any deficits we paid to Kroll-O'Gara plus our costs and expenses. We will use such proceeds, if any, for general working capital purposes or to repay outstanding debt. For more information, see "Plan of Distribution," beginning on page 21.

                               SELLING STOCKHOLDER

         We have prepared this prospectus, as we may amend or supplement it if appropriate, for use by The Kroll-O'Gara Company. Kroll-O'Gara may sell up to 1,250,000 shares of our common stock, which we may issue to it in connection with the expected purchase of some of its subsidiaries, under this prospectus.

         We entered into a Stock Purchase Agreement with Kroll-O'Gara, dated as of April 20, 2001, to purchase some of Kroll-O'Gara's subsidiaries which constitute Kroll-O'Gara's Security Products and Services Group. Kroll-O'Gara's and our obligations to consummate the proposed transactions are contingent upon a number of conditions. We expect that the transaction will not be consummated until, among certain other conditions, the registration statement we filed with the SEC covering the securities described in this prospectus becomes effective. Under the terms of the Stock Purchase Agreement we may pay up to $15,000,000 of the purchase price by issuing to Kroll-O'Gara shares of our common stock. We expect to issue these shares to Kroll-O'Gara pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933 upon consummation of our acquisition of the Kroll-O'Gara subsidiaries we are acquiring.

      The precise number of shares we will issue to Kroll-O'Gara in connection with the purchase of its subsidiaries will depend upon how much of the purchase price we elect to pay by issuing common stock to Kroll-O'Gara and the market value of our common stock prior to the consummation of the purchase transaction. As of the date of this prospectus, other than Kroll-O'Gara's right to receive shares of our common stock pursuant to the Stock Purchase Agreement which are covered by this prospectus, Kroll-O'Gara does not own any shares of our common stock.

      The table below lists the Selling Stockholder and other information regarding the beneficial ownership of the common stock which will be issued to the Selling Stockholder. As indicated above, the number of shares that will actually be issued may vary based upon the amount of the purchase price that we elect to pay by issuing common stock to Kroll-O'Gara and the market value of our common stock prior to the consummation of the purchase transaction. For purposes of this table we have assumed that the entire 1,250,000 shares covered by this prospectus has been issued to Kroll-O'Gara. The closing price of our common stock on the New York Stock Exchange on August 7, 2001 was $14.62 per share. At such price, the maximum number of shares issuable to Kroll-O'Gara in connection with the purchase transaction is 1,025,992. There can be no assurance that any of the shares covered by this prospectus will actually be issued to Kroll-O'Gara or that any of the shares offered by this prospectus will actually be sold.


--------------------------------------------------------------------------------------------------------------
                                  Common Shares Owned       Common Shares         Common Shares Owned After
Name of Selling Stockholder       Prior to Offering (1)     Offered Hereby (2)    Offering
--------------------------------------------------------------------------------------------------------------
                                  Number        Percent                           Number        Percent
--------------------------------------------------------------------------------------------------------------
The Kroll-O'Gara Company (3)      1,250,000      5.15%      1,250,000               -0-            0%
--------------------------------------------------------------------------------------------------------------


(1) The number of shares owned prior to offering assumes the issuance of all the shares covered by this prospectus to Kroll-O'Gara. The percent has been computed assuming the number of shares outstanding equals the sum of (i) 23,034,757, which is the number of shares actually outstanding on June 13, 2001, and (b) the 1,250,000 shares covered by this prospectus.

(2) As more fully described under "Plan of Distribution" below, under certain circumstances a portion of the shares owned by Kroll-O'Gara may be sold by us and the proceeds of such sale may be used to reimburse us for expenses we incur under the price protections we have agreed to provide Kroll-O'Gara.

(3) Voting and investment control over securities owned by Kroll-O'Gara is exercised by the Chief Executive Officer of Kroll-O'Gara or such other person as the Chief Executive Officer or Board of Directors of Kroll-O'Gara may designate from time to time. Currently, the Chief Executive Officer of Kroll-O'Gara is Michael G. Cherkasky. Mr. Cherkasky disclaims any beneficial ownership of or interest in the shares owned by Kroll-O'Gara.

                              PLAN OF DISTRIBUTION

     Immediately following the closing of the purchase of certain subsidiaries from The Kroll-O'Gara Company, Kroll-O'Gara will deliver the shares covered by this prospectus to Wm Smith Securities, Incorporated, a broker-dealer selected by us, who will have full discretionary authority to sell the shares for a period of twelve months following the closing date. The commissions payable to the broker will be negotiated between us and the broker. We will have the right to direct the broker regarding the timing, manner and amount of the sales of the shares being offered by Kroll-O'Gara under this prospectus for the first 60 days following the closing. Following this 60 day period, Kroll-O'Gara will determine, independently from us, the timing, manner and size of each sale. Kroll-O'Gara may resell shares on the New York Stock Exchange (or any other exchange on which our common stock may be listed) or otherwise, at fixed prices, at market prices, at prices related to market prices, at negotiated prices, or by a combination of these methods of sale through:

o ordinary brokerage transactions in which the broker solicits purchasers;

o sales to one or more brokers or dealers as principal, and the resale by those brokers or dealers for their account;

o block trades in which a broker or dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction; or

o        privately negotiated transactions with purchasers.

         Kroll-O'Gara and Wm Smith Securities, Incorporated are considered underwriters within the meaning of the Securities Act. Any profits that Kroll-O'Gara realizes and any commission or compensation paid to Wm Smith Securities, Incorporated are considered underwriting commissions. These commissions may be in excess of customary compensation.

         When resales are to be made through a broker or dealer, a member firm of the NASD may be engaged to act as Kroll-O'Gara's agent in the sale of shares. Sales of shares by the member firm may be made in any of the manners described above.

         We have agreed that if, at the end of 30 days following the closing, the proceeds from the sale by Kroll-O'Gara of some or all of one-third of the shares covered by this prospectus are less than one-third of the value of the purchase price we elect to pay by issuing to Kroll-O'Gara the common stock covered by this prospectus, we will pay to Kroll-O'Gara the amount of such deficit, plus interest on such amount from the closing. If we are required to pay to Kroll-O'Gara this deficit, Kroll-O'Gara will pledge the portion of one-third of the shares covered by this prospectus which remain unsold to us and will deliver custody of the pledged shares to us. We will then have the right to sell those shares and retain the net proceeds from those sales until we recoup the amount of the deficit we paid to Kroll-O'Gara plus interest, costs and expenses. If the proceeds of these sales exceed these amounts, the excess will be paid to Kroll-O'Gara. Sales by us of these shares in the event of a deficit are also covered by this prospectus. If the net proceeds from the sale of the first one-third of the shares covered by this prospectus exceeds one-third of the purchase price we elect to pay by issuing to Kroll-O'Gara the common stock covered by this prospectus, such excess will reduce our potential obligation to Kroll-O'Gara with respect to any deficit arising from the sale of the remaining two-thirds of the shares covered by this prospectus, as described in the following paragraph.

         If, at the end of the first year after the closing, the proceeds from the sale by Kroll-O'Gara of the remaining two-thirds of the shares covered by this prospectus are less than two-thirds of the value of the purchase price we elect to pay by issuing to Kroll-O'Gara the common stock covered by this prospectus, we will pay to Kroll-O'Gara the amount of such deficit. However, we will not be obligated to pay Kroll-O'Gara for this potential deficit in excess of fifteen percent of the value attributed to this two-thirds of the shares in connection with the closing of the proposed acquisition. This obligation will be reduced pro rata if Kroll-O'Gara does not sell all of the remaining two-thirds of the shares covered by this prospectus.

         Although we will not receive any proceeds from Kroll-O'Gara's sale of our common stock (other than the benefit to us if the proceeds are sufficient to reduce or eliminate our obligation to make up certain deficits as described below), we have agreed and will pay for the costs of registering the shares covered by this prospectus, other than commissions, fees and discounts of underwriters, brokers, dealers and agents, if any. Kroll-O'Gara will pay all selling costs, fees and expenses. We have agreed to indemnify Kroll-O'Gara against certain liabilities, including certain liabilities arising under the Securities Act.

         In lieu of making sales through use of this prospectus, Kroll-O'Gara may also make sales of the shares covered by this Prospectus pursuant to Rule 144 under the Securities Act, as long as it meets the criteria and satisfies the requirement of the Rule, provided, however, that any sales by Kroll-O'Gara during the twelve month period following the closing will be made exclusively through Wm Smith Securities, Incorporated.

     A prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the details of any resales to the extent appropriate.

                                     EXPERTS

     The financial statements of Armor Holdings, Inc. incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The audited combined financial statements of The Security Products and Services Group as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, included in this prospectus and elsewhere in the registration statement, have been audited by Arthur
Andersen LLP, independent public accountants, as set forth in their report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for costs of start-up activities in the first quarter of 1999, as discussed in Note 2(o) to the combined financial statements.

                                  LEGAL MATTERS

         The validity of the common stock will be passed upon for us by Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York 10019. Robert L. Lawrence, a member of Kane Kessler, P.C., owns 5,000 shares of our common stock.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus are also incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in these documents that we file with the SEC and are incorporated by reference in this prospectus, automatically update and supersede information contained in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

         We have filed the following documents with the SEC. These documents are incorporated into this prospectus by reference:

         (1) our annual report on Form 10-K for the year ended December 31, 2000;

         (2) our quarterly report on Form 10-Q for the quarter ended March 31, 2001;

         (3)      our current report on Form 8-K dated April 20, 2001;

         (4)      our definitive proxy on Schedule 14A filed on May 2, 2001; and

         (5) the description of our common stock contained in our registration statement on Form 8-A filed on April 29, 1999, including any amendments or reports filed for the purpose of updating that description.

         We will provide any person to whom a copy of this prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless specifically incorporated by reference in that information. These documents will be provided at no cost to you. You should direct any request for documents to our Corporate Secretary, c/o Armor Holdings, Inc., 1400 Marsh Landing Parkway, Suite 112, Jacksonville, Florida 32250, (904) 741-5400.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the SEC's regional offices located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents by writing to the SEC and paying a fee for the copying costs. You may also call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a Web site (http://www.sec.gov) that contains our annual, quarterly and special reports, proxy and information statements.

         This prospectus is part of a registration statement we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC's Internet site.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
Unaudited Pro Forma Financial Statements
Pro Forma Condensed Consolidated Statement of Operations for the Year ended
December  31,  2000 .........................................................F-3
Pro Forma Condensed Consolidated Statement of Operations for the Three
Months  ended March 31,  2001 .............................................  F-5
Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2001 .......  F-8

Audited Financial Statements of The Security Products and Services Group
("SPSG")
Report of Independent Public  Accountants ................................. F-10
Combined Balance Sheet as of December 31, 1999 and 2000 ................... F-11
Combined Statements of Operations for the Years Ended December 31, 1998,
 1999 and 2000. ..........................................................  F-13
ombined Statements of Parent's Equity in Segment for the Years Ended
December 31, 1998, 1999 and 2000. . . . . . . . . . . . . . . . . . . . .   F-14
Combined Statements of Cash Flows for the Years Ended December 31, 1998,
1999 and 2000. . ...........................................................F-15
Notes to Combined Financial  Statements. .................................. F-16

Unaudited Interim Financial Statements of The Security Products and
Services Group
Combined Balance Sheets as of December 31, 2000 and March 31, 2001 ........ F-35
Combined Statements of Operations for the Three Months Ended,
March 31, 2000 and 2001                                                     F-37
Combined Statements of Cash Flows for the Three Months Ended March 31, 2000
and 2001 .................................................................  F-38
Notes to Combined Unaudited Financial  Statements ..........................F-39

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

     The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2000 and the three months ended March 31, 2001 are presented for informational purposes only and are not necessarily indicative of actual results that would have been achieved had the transaction been consummated at the beginning of, or for, the periods indicated. These pro forma condensed consolidated statements of operations do not purport to indicate results of operations as of any future period. The pro forma condensed consolidated statement of operations for the year ended December 31, 2000 and the three months ended March 31, 2001 reflect only anticipated cost savings directly attributable to the acquisition of O'Gara which we believe would have resulted had the acquisition occurred on January 1, 2000 and reflects the implementation of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, as if it had been applied to the acquisition of O'Gara. The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with our Consolidated Financial Statements and the related notes thereto filed with our Form 10-K for the year ended December 31, 2000, and the Combined Financial Statements of SPSG included herein.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                         Historical                             Pro Forma
                                            Armor               SPSG  (1)      Adjustments                Pro Forma
                                         ------------    ----------------    -----------------          ------------
Revenues                                    $220,955            $104,992              $ 7,428  (2) (5)     $333,375

Cost of sales                                137,499              86,127                3,966  (2) (5)      227,592
Operating expenses                            50,341              22,620                (849)  (3) (5)       72,112
Amortization expense                           3,429               1,077              (1,077)  (4) (5)        3,429
Equity in earnings of
   Unconsolidated subsidiary                    (87)                   -                    -                  (87)
Restructuring charges                              -                 686                    -                   686
Integration and related charges                3,290                   -                    -                 3,290
                                         ------------    ----------------    -----------------          ------------

Operating income (loss)                       26,483             (5,518)                5,388                26,353

Interest expense, net                          1,896               2,266                  333      (7)        4,495
Other (income) expense                       (1,803)               1,952                (109)      (5)           40
Provision (benefit) for taxes                  9,342                 275              (1,472)      (6)        8,145
                                         ------------    ----------------    -----------------          ------------

Net income (loss)                            $17,048           ($10,011)              $6,636                $13,673

Earnings per common share:
    Basic                                      $0.75                                    ($.17)                $0.58
    Diluted                                    $0.73                                    ($.17)                $0.56
Weighted average common Shares outstanding:
    Basic                                     22,630                                    1,045      (8)       23,675
    Diluted                                   23,356                                    1,045      (8)       24,401

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(1) SPSG's combined results of operations are presented for the year ended December 31, 2000.

(2) Reflects a change from O'Gara's revenue recognition policy on long-term contracts from percentage of completion based on the cost incurred basis to percentage of completion based on the units completed basis. For the year ended December 31, 2000, this change in revenue recognition would have resulted in an increase in revenues of approximately $9.3 million and an increase in cost of sales of approximately $5.6 million.

(3) Represents an adjustment to operating expenses to reflect the reduction in information technology consulting and data circuit costs of $262,000, and reduced insurance fees of $100,000 pursuant to our existing contracts.

(4) Represents the elimination of the historical amortization expense associated with pre-existing goodwill on the SPSG companies being acquired pursuant to this acquisition. In addition, no adjustment has been made to recognize amortization of goodwill associated with this acquisition as the expected acquisition will occur subsequent to June 30, 2001. According to Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, goodwill arising from business combinations completed after July 1, 2001 will no longer require annual amortization but rather be tested for impairment.

(5) Reflects the elimination of the Russian operations with revenues of $1.9 million, cost of sales of $1.6 million, operating expenses of $487,000, amortization expense of $450,000 and other income of $109,000. These operations are not being purchased as part of the O'Gara acquisition.

(6) Reflects the adjustment to the provision for taxes by applying our anticipated tax rate of approximately 37% to the pro forma pretax income.

(7) Reflects interest expense of $2.7 million related to the acquisition debt incurred as a result of this transaction, net of the elimination of SPSG's allocated interest expense of $2.4 million.

(8) Reflects the issuance of 1,044,859 shares of our $0.01 par value per share common stock valued at $15 million issued as part of the consideration for the acquisition of O'Gara.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                         Historical                           Pro Forma
                                           Armor         O'Gara  (1)         Adjustments             Pro Forma
                                        ------------- --------------       -----------------        -------------
Revenues                                    $ 50,874       $ 28,476                 $ 3,349 (2) (5)      $82,699

Cost of sales                                 31,300         22,048                   2,394 (2) (5)       55,742
Operating expenses                            13,544          4,603                   (216) (3) (5)       17,931
Amortization expense                             890            255                   (255) (4) (5)          890
Restructuring charges                          8,700              -                       -                8,700
Integration and related charges                  474              -                       -                  474
                                        ------------- --------------       -----------------        -------------

Operating (loss) income                      (4,034)          1,570                   1,426              (1,038)

Interest expense, net                            670            577                      40     (7)        1,287
Other (income) expense                         (236)            151                     (5)     (5)         (90)
Provision (benefit) for taxes                (1,073)             92                     777     (6)        (204)
                                        ------------- --------------       -----------------        -------------

Net (loss) income                           $(3,395)          $ 750                   $ 614            $ (2,031)

Earnings (loss) per common share:
    Basic                                    ($0.15)                                  $0.07              ($0.08)
    Diluted                                  ($0.15)                                  $0.07              ($0.08)

Weighted average common Shares outstanding:
    Basic                                     22,861                                  1,045     (8)       23,906
    Diluted                                   23,650                                  1,045     (8)       24,695

  NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(1) SPSG's combined results of operations are presented for the three months ended March 31, 2001.

(2) Reflects a change from O'Gara's revenue recognition policy on long-term contracts from percentage of completion based on the cost incurred basis to percentage of completion based on the units completed basis. For the three months ended March 31, 2001, this change in revenue recognition would have resulted in an increase in revenues of approximately $4.0 million and an increase in cost of sales of approximately $2.9 million.

(3) Represents an adjustment to operating expenses to reflect reduced information technology consulting and data circuit costs of $52,000 and reduced insurance fees of $75,000 pursuant to our existing contracts.

(4) Reflects the elimination of the historical amortization expense associated with pre-existing goodwill on the SPSG companies being acquired pursuant to this acquisition. In addition, no adjustment has been made to recognize amortization of goodwill associated with this acquisition as the expected acquisition will occur subsequent to June 30, 2001. According to Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, goodwill arising from business combinations completed after July 1, 2001 will no longer require annual amortization but rather be tested for impairment.

(5) Reflects the elimination of the Russian operations with revenues of $656,000, cost of sales of $516,000, operating expenses of $89,000, amortization expense of $73,000 and other income of $5,000. These operations are not being purchased as part of the O'Gara acquisition.

(6) Reflects an adjustment to the provision for taxes by applying our incremental federal tax rate of 35% and O'Gara's state tax rate of 6% to the adjusted pro forma income of SPSG. The adjustment made to SPSG's income are described above. The amortization of goodwill is tax deductible.

(7) Reflects interest expense of $674,000 related to the acquisition debt incurred as a result of this transaction, net of the elimination of SPSG's allocated interest expense of $634,000.

(8) Reflects the issuance of 1,044,859 shares of our $0.01 par value per share common stock valued at $15 million issued as part of the consideration for the acquisition of O'Gara.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

     The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2001 is presented for informational purposes only and is not necessarily indicative of our financial position had the acquisition of O'Gara been consummated on March 31, 2001. This pro forma condensed balance sheet does not purport to indicate our financial position as of any future period. The pro forma condensed consolidated balance sheet as of March 31, 2001 reflects those adjustments directly attributable to the acquisition of O'Gara that we believe would have resulted had the acquisition occurred on March 31, 2001. This unaudited pro forma condensed balance sheet should be read in conjunction with our Consolidated Financial Statements and the related notes thereto filed with our Form 10-K for the year ended December 31, 2000, and the Combined Financial Statements of SPSG included herein.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF March 31, 2001
                             (AMOUNTS IN THOUSANDS)

                                               Historical                            Pro Forma
                                                 Armor              SPSG  (1)       Adjustments                 Pro Forma
                                              ------------     ---------------    ----------------            ---------------
ASSETS
Current assets:
Cash and cash equivalents                        $  1,751            $  3,810            $   (93)        (2)       $   5,468
Accounts receivable, net                           46,202              17,999               (945)        (2)          63,256
Related party receivable                                -                 338               (338)        (2)               -
Costs and estimated earnings in excess
   of billings on uncompleted contracts                 -               8,675             (8,675)        (3)               -
Inventories                                        29,865              19,326               5,345    (2) (3)          54,536
Prepaid expenses and other
   current assets                                  14,978               4,688             (1,984)    (2) (6)          17,682
                                              ------------     ---------------    ----------------            ---------------

Total current assets                               92,796              54,836             (6,690)                    140,942

Property, plant and equipment, net                 26,395              16,679               (561)        (2)          42,513
Intangible assets, net                             94,936              13,809              10,198   (4)  (2)         118,943
Other assets                                       11,461                 684               (407)        (2)          11,738
                                              ------------     ---------------    ----------------            ---------------

Total assets                                     $225,588            $ 86,008             $ 2,540                   $314,136
                                              ============     ===============    ================            ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt                                     $ 172              $    -              $    -                      $ 172
Current portion of long-term debt and
capitalized lease obligations                         667               1,948                   -                      2,615
Accounts payable, accrued expenses and
other current liabilities                          20,856              28,349               3,578    (2) (6)          52,783
                                              ------------     ---------------    ----------------            ---------------
Total current liabilities                          21,695              30,297               3,578                     55,570

Long-term debt, capitalized lease
obligations and other long term
liabilities                                        39,435               1,465              38,208    (2) (5)          79,108
                                              ------------     ---------------    ----------------            ---------------

Total liabilities                                  61,130              31,762              41,786                    134,678

Stockholders' equity:
Common stock                                          253                   -                  10        (7)             263
Additional paid in capital                        151,736                   -              14,990        (8)         166,726
Parent's equity in segment                              -              59,531            (59,531)        (2)               -
Deferred compensation                                   -                (55)                  55        (2)               -
Retained earnings                                  40,268                   -                   -                      40,268
Accumulated other comprehensive
   income                                         (2,087)             (5,230)               5,230        (2)         (2,087)
Treasury stock                                   (25,712)                   -                   -                   (25,712)
                                              ------------     ---------------    ----------------            ---------------

Total stockholders' equity                        164,458              54,246            (39,246)                    179,458
                                              ------------     ---------------    ----------------            ---------------

Total liabilities and stockholders'
   equity                                     $  225,588             $ 86,008            $  2,540                  $ 314,136
                                              ============     ===============    ================            ===============

             NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(1)  SPSG's combined balance sheet as of March 31, 2001.


(2) Reflects the elimination of the Russian operations as well as certain other assets and liabilities of SPSG that will not be purchased by us. The elimination of the Russian operations results in a reduction in cash of $93,000, a reduction in accounts receivable of $145,000, a reduction of inventory of $301,000, a reduction of other current assets of $11,000 a reduction in land, buildings and equipment of $690,000, a reduction in intangible assets of $1.8 million, a reduction in other assets of $407,000, a reduction in accounts payable, accrued expenses and other current liabilities of $450,000, a reduction in long-term debt, capitalized lease obligations and other long-term liabilities of $141,000, and a reduction in Parent's equity in segment of $6.2 million.

(3) Reflects the adjustment of SPSG's historical costs in excess of billings and inventory resulting from a change in O'Gara's revenue recognition policy on long-term contracts from percentage of completion based on the cost incurred basis to percentage of completion on the units completed basis. This change in revenue recognition results in a decrease in costs in excess of billings of $8.7 million, increase in inventory of $5.6 million, a reduction of accounts payable, accrued expenses and other current liabilities of $200,000 and a decrease in accumulated comprehensive income of $2.8 million.

(4) Reflects the excess of purchase price over the fair value of the net assets acquired of approximately $24.0 million, net of O'Gara's existing goodwill of $13.8 million.

(5) Reflects borrowings of approximately $37.2 million necessary to consummate the O'Gara acquisition.

(6) The adjustment to prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities represents the accrual of direct costs in the amount of $4.0 million, net of $972,000 incurred by us through March 31, 2001.

(7) Reflects the issuance of 1,044,859 shares of our common stock with $0.01 par value per share for the acquisition of the O'Gara. The number of shares was determined by using the average closing price of the ten trading days up to and including June 29, 2001.

(8) Represents additional paid in capital associated with the issuance of 1,044,859 shares of our common stock at an assumed price of $14.356 per share issued as consideration of the O'Gara acquisition.

Report of Independent Public Accountants

To The Kroll-O'Gara Company:

We have audited the accompanying combined balance sheets of THE SECURITY PRODUCTS AND SERVICES GROUP (a wholly-owned segment of The Kroll-O'Gara Company
- see Note 1) as of December 31, 1999 and 2000 and the related combined statements of operations, parent's equity in segment and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of The Security Products and Services Group as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2(o) to the combined financial statements, effective in the first quarter of 1999, the Company changed its method of accounting for costs of start-up activities.


                                            Arthur Andersen LLP
Cincinnati, Ohio
   April 20, 2001

THE SECURITY PRODUCTS AND SERVICES GROUP


Combined Balance Sheets
As of December 31, 1999 and 2000
--------------------------------------------------------------------------------


                                                                  1999               2000
                                                                  ----               ----
ASSETS (NOTE 7)
CURRENT ASSETS:
   Cash and cash equivalents                                  $    3,238,003      $    2,160,667
   Trade accounts receivable, net of
     allowance for doubtful accounts of $958,749 and
     $1,220,454 in 1999 and 2000, respectively (Note 4)           23,070,754          22,700,811
   Related party receivables (Note 6)                                334,934             411,067
   Costs and estimated earnings in excess of billings
     on uncompleted contracts (Note 4)                            24,159,724           8,634,134
   Inventories (Note 4)                                           21,194,072          18,641,172
   Prepaid expenses and other                                      4,245,948           3,712,065
   Deferred tax asset (Note 5)                                       455,499           1,001,368
                                                                ------------       -------------
                  Total current assets                            76,698,934          57,261,284
                                                                ------------       -------------
PROPERTY, PLANT AND EQUIPMENT, at cost (Notes 3, 4 and 7):
   Land                                                            1,970,094           2,350,362
   Buildings and improvements                                      6,630,563           6,409,884
   Leasehold improvements                                          1,109,421             734,420
   Furniture and fixtures                                          4,989,378           5,520,345
   Machinery and equipment                                        11,430,893          13,097,138
                                                                ------------       -------------
                                                                  26,130,349          28,112,149
Less-accumulated depreciation                                     (9,155,674)        (11,034,471)
                                                                ------------       -------------
                                                                  16,974,675          17,077,678
                                                                ------------       -------------
COSTS IN EXCESS OF ASSETS ACQUIRED AND OTHER
INTANGIBLE ASSETS, net of accumulated amortization
   of $3,181,580 and $3,836,381 in 1999
   and 2000, respectively (Note 3)                                16,924,465          14,452,643
OTHER ASSETS (Note 4)                                                753,891             652,822
                                                                ------------       -------------
                                                                  17,678,356          15,105,465
                                                                ------------       -------------
                                                                $111,351,965       $  89,444,427
                                                                ============       =============

The accompanying notes to combined financial statements are an integral part of these combined balance sheets.

THE SECURITY PRODUCTS AND SERVICES GROUP


COMBINED BALANCE SHEETS
AS OF DECEMBER 31, 1999 AND 2000
--------------------------------------------------------------------------------


                                                                           1999               2000
                                                                           ----               ----
LIABILITIES AND PARENT'S EQUITY IN SEGMENT
CURRENT LIABILITIES:
   Current portion of debt due to third-parties (Note 7)             $     2,245,927        $  2,111,147
   Trade accounts payable                                                 21,889,237          18,041,155
   Billings in excess of costs and estimated
      earnings on uncompleted contracts                                      360,725                   -
   Accrued liabilities (Note 4)                                            6,665,966           8,304,120
   Customer deposits and deferred revenue                                  1,381,456           5,498,582
                                                                        ------------         -----------
                  Total current liabilities                               32,543,311          33,955,004
OTHER LONG-TERM LIABILITIES                                                  521,787             174,352
DEFERRED INCOME TAXES (Note 5)                                                26,201             210,815
LONG-TERM DEBT DUE TO THIRD PARTIES, net of current portion (Note 7)         853,639           1,004,296
                                                                        ------------         -----------
                  Total liabilities                                       33,944,938          35,344,467
                                                                        ------------         -----------
COMMITMENTS AND CONTINGENCIES (Notes 8 and 11)
PARENT'S EQUITY IN SEGMENT (Notes 1 and 10):
   Advances from Kroll-O'Gara, net                                        77,360,861          58,138,979
   Deferred compensation                                                    (214,171)            (72,176)
   Accumulated other comprehensive income (loss)                             260,337          (3,966,843)
                                                                        ------------         -----------
                  Total parent's equity in segment                        77,407,027          54,099,960
                                                                        ------------         -----------
                                                                        $111,351,965         $89,444,427
                                                                        ============         ===========

The accompanying notes to combined financial statements are an integral part of these combined balance sheets.

THE SECURITY PRODUCTS AND SERVICES GROUP


Combined Statements of Operations
For the Years Ended December 31, 1998, 1999 and 2000
--------------------------------------------------------------------------------


                                                                             1998                1999               2000
                                                                             ----                ----               ----
NET SALES                                                                 $137,736,262       $117,323,965        $104,991,972
COST OF SALES                                                               99,075,439         84,025,859          86,126,825
                                                                        --------------     --------------       -------------
   Gross profit                                                             38,660,823         33,298,106          18,865,147
OPERATING EXPENSES:
   Selling and marketing                                                     9,423,372          9,135,057           6,782,321
   General and administrative                                               11,385,896         16,348,053          16,915,286
   Restructuring charge (Note 4(e))                                                  -            291,757             685,620
                                                                        --------------     --------------       -------------
       Operating expenses                                                   20,809,268         25,774,867          24,383,227
                                                                        --------------     --------------       -------------
       Operating income (loss)                                              17,851,555          7,523,239          (5,518,080)
OTHER INCOME (EXPENSE):
   Interest expense                                                         (2,410,211)        (1,994,705)         (2,365,341)
   Interest income                                                             472,365             71,306              99,032
   Litigation settlement (Note 11(c))                                                -                  -          (1,254,457)
   Other, net                                                                 (547,593)          (244,391)           (697,298)
                                                                        --------------     --------------       -------------
       Other expense                                                        (2,485,439)        (2,167,790)         (4,218,064)
                                                                        --------------     --------------       -------------
       Income (loss) before provision for income taxes and
         cumulative effect of change in accounting principle                15,366,116          5,355,449          (9,736,144)
Provision for income taxes (Note 5)                                         (5,978,353)        (3,534,299)           (274,626)
                                                                        --------------     --------------       -------------
       Income (loss) before cumulative effect of change in
         accounting principle                                                9,387,763          1,821,150         (10,010,770)
Cumulative effect of change in accounting principle, net of
   applicable tax benefit of $408,000 in 1999 (Note 2(o))                            -           (778,041)                  -
                                                                        --------------     --------------       -------------
                  Net income (loss)                                     $    9,387,763     $    1,043,109       $ (10,010,770)
                                                                        ==============     ==============       =============


The accompanying notes to combined financial statements are an integral part of these combined statements.

THE SECURITY PRODUCTS AND SERVICES GROUP


Combined Statements of Parent's Equity in Segment For the Years Ended December 31, 1998, 1999 and 2000
--------------------------------------------------------------------------------


                                                                                                 ACCUMULATED
                                                                                                    OTHER
                                              COMPREHENSIVE   ADVANCES FROM      DEFERRED       COMPREHENSIVE
                                              INCOME (LOSS)    KROLL O'GARA    COMPENSATION     INCOME (LOSS)        Total
                                              -------------    ------------    ------------     -------------        -----

BALANCE, December 31, 1997                                      $27,246,665       $       -      $   (547,406)   $ 26,699,259
     Comprehensive income:
     Net income                               $   9,387,763       9,387,763               -                 -       9,387,763
                                             --------------
     Other comprehensive income (loss),
       net of tax (Notes 2(m) and 12):
       Foreign currency translation
         adjustment, net of $330,000
         tax benefit                               (494,432)              -               -                 -               -
                                             --------------
       Other comprehensive loss                    (494,432)              -               -          (494,432)       (494,432)
                                             --------------
           Comprehensive income               $   8,893,331               -               -                 -               -
                                             ==============
Change in advances from Kroll-O'Gara                             29,998,511               -                 -      29,998,511
                                                                 ----------    -------------      ------------     ----------
BALANCE, December 31, 1998                                       66,632,939               -        (1,041,838)     65,591,101
     Comprehensive income (loss):
     Net income                               $   1,043,109       1,043,109               -                 -       1,043,109
                                             --------------
     Other comprehensive income (loss),
      net of tax (Notes 2(m) and 12):
       Foreign currency translation
         adjustment, net of $868,000
         tax provision                            1,302,175               -               -                 -               -
                                             --------------
       Other comprehensive income                 1,302,175               -               -         1,302,175       1,302,175
                                             --------------
           Comprehensive income               $   2,345,284               -               -                 -               -
                                             ==============
Change in advances from Kroll-O'Gara                              9,271,218               -                 -       9,271,218
Deferred compensation related to
   restricted stock of Kroll-O'Gara
   (Note 10(b))                                                     413,595        (214,171)                -         199,424
                                                                 ----------    -------------      ------------     ----------
BALANCE, December 31, 1999                                       77,360,861        (214,171)          260,337      77,407,027
     Comprehensive income (loss):
     Net loss                                  $(10,010,770)    (10,010,770)              -                 -     (10,010,770)
                                              --------------
     Other comprehensive income (loss),
      net of tax (Notes 2(m) and 12):
       Foreign currency translation
         adjustment, net of $131,000 tax
         provision                               (4,227,180)              -               -                 -               -
                                             --------------
       Other comprehensive loss                  (4,227,180)              -               -        (4,227,180)     (4,227,180)
                                             --------------
           Comprehensive loss                  $(14,237,950)              -               -                 -               -
                                             ==============
Change in advances from Kroll-O'Gara                             (9,211,112)              -                 -      (9,211,112)
Deferred compensation related to
   restricted stock of Kroll-O'Gara
   (Note 10(b))                                                           -         141,995                 -         141,995
                                                                 ----------    -------------      ------------     ----------
BALANCE, December 31, 2000                                      $58,138,979      $  (72,176)      $(3,966,843)   $ 54,099,960
                                                                ===========    =============      ============   ============



The accompanying notes to combined financial statements are an integral part of these combined statements.

THE SECURITY PRODUCTS AND SERVICES GROUP


Combined Statements of Cash Flows (Note 14) For the Years Ended December 31, 1998, 1999 and 2000
------------------------------------------------------------------------------


                                                                             1998                1999               2000
                                                                             ----                ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                       $   9,387,763        $ 1,043,109        $(10,010,770)
   Adjustments to reconcile net income (loss) to net cash provided by (used in) operations--
       Depreciation and amortization                                           2,413,473          3,688,942           3,720,053
       Bad debt expense                                                          337,203          1,132,518           1,186,307
       Shareholder stock compensation                                                  -            199,424              91,136
   Change in assets and liabilities, net of effects of acquisitions--
       Trade receivables                                                      (6,794,252)        (2,788,128)         (1,392,352)
       Costs and estimated earnings in excess of billings on
         uncompleted contracts                                               (14,510,296)         2,248,373          15,494,298
       Inventories, prepaid expenses and other assets                         (4,094,132)          (976,767)          1,925,246
       Accounts payable and income taxes currently payable                     1,198,949          1,899,901          (3,395,843)
       Billings in excess of costs and estimated earnings on
         uncompleted contracts                                                   (68,214)           178,069            (360,725)
       Amounts due to/from related parties                                      (158,862)          (294,758)            (76,133)
       Deferred taxes                                                            175,885            321,056            (361,255)
       Accrued liabilities, long-term liabilities and customer
         deposits                                                              2,457,446         (3,472,586)          5,841,556
                                                                           -------------          ---------           ---------
                  Net cash provided by (used in) operating activities         (9,655,037)         3,179,153          12,661,518
                                                                           -------------          ---------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, plant and equipment, net                            (3,868,200)        (6,176,704)         (5,013,508)
   Acquisition, net of cash acquired (Note 3)                                 (3,200,000)                 -                   -
                                                                           -------------          ---------           ---------
                  Net cash used in investing activities                       (7,068,200)        (6,176,704)         (5,013,508)
                                                                           -------------          ---------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from third party debt, net                                           457,511                  -              84,627
   Payments of third party debt, net                                            (559,112)          (495,859)            (68,750)
   Increase (decrease) in advances from Kroll-O'Gara, net                     16,748,478          2,823,565          (9,160,253)
   Other                                                                        (581,551)         1,608,717             599,417
                                                                           -------------          ---------           ---------
                  Net cash provided by (used in) financing activities         16,065,326          3,936,423          (8,544,959)
                                                                           -------------          ---------           ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (657,911)           938,872            (896,949)
   Effects of foreign currency exchange rates on cash and cash
     equivalents                                                                  87,119           (179,387)           (180,387)
CASH AND CASH EQUIVALENTS, beginning of year                                   3,049,310          2,478,518           3,238,003
                                                                           -------------          ---------           ---------
CASH AND CASH EQUIVALENTS, end of year                                     $   2,478,518        $ 3,238,003       $   2,160,667
                                                                           =============        ===========       =============


The accompanying notes to combined financial statements are an integral part of these combined statements.

THE SECURITY PRODUCTS AND SERVICES GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(1)    Basis of Presentation-

       The Security Products and Services Group (SPSG or the Company) is a wholly-owned segment of The Kroll-O'Gara Company (Kroll-O'Gara).

       On April 20, 2001, the Board of Directors of Kroll-O'Gara approved a definitive agreement, subject to a limited number of closing conditions, to sell the common stock of the active companies that comprise Kroll-O'Gara's SPSG segment, other than SPSG's subsidiaries that provide kidnap and ransom and risk information services, SPSG's Russian subsidiaries and certain other inactive companies, to Armor Holdings, Inc. (Armor) for up to $56.5 million. The accompanying SPSG combined financial statements and footnotes exclude the subsidiaries that provide kidnap and ransom and risk information services as they will continue to be operated by Kroll-O'Gara after the sale of SPSG. The Russian subsidiaries and certain other inactive companies are included within the accompanying combined financial statements as they have historically been included within the SPSG segment and might not be operated by Kroll-O'Gara after the sale. The Russian subsidiaries and certain other inactive companies had combined total assets of approximately $3.0 million at December 31, 2000 and net revenues of approximately $1.9 million for the year ended December 31, 2000.

       Of the $56.5 million sales price, a portion ($53.0 million subject to adjustment) is to be paid at closing, currently expected to occur late in the second quarter or in the third quarter of 2001. An escrow of $1.5 million will be maintained and a deferred payment of up to $2.0 million may be made based on the Company's achievement of a gross profit target for the year ending December 31, 2001. At Armor's option, up to $15.0 million of the purchase price can be paid in registered common stock of Armor. The purchase price will be reduced dollar-for-dollar to the extent tangible net assets, as defined, are less than approximately $37.4 million. Kroll-O'Gara currently believes the sale of SPSG will approximate the value of parent's equity in segment. In the event the sale to Armor is not consummated, Kroll-O'Gara will continue to evaluate all options available to it, including seeking other buyers or other alternatives.

       The accompanying combined financial statements are presented on a carve-out basis and include the historical results of operations and assets and liabilities of the SPSG entities as noted above. These combined financial statements have been prepared from Kroll-O'Gara's historical accounting records.

       SPSG was allocated $2.5 million, $3.9 million and $4.5 million of overhead costs related to Kroll-O'Gara's corporate administrative functions in 1998, 1999 and 2000, respectively. The allocations were based on a specific identification of Kroll-O'Gara's administrative costs attributable to SPSG and, to the extent that such identification was not practicable, on the basis of SPSG's sales as a percentage of Kroll-O'Gara's sales. The expenses associated with various corporate initiatives of Kroll-O'Gara were not allocated to SPSG. The allocated costs are included in the various operating expense captions in the accompanying combined statements of operations.

       SPSG's operations have been financed through its operating cash flows and advances from Kroll-O'Gara. SPSG's interest expense includes an allocation of Kroll-O'Gara's interest expense based on Kroll-O'Gara's weighted average interest rate applied to intercompany advances. Interest expense allocated from Kroll-O'Gara was $2.0 million, $1.7 million and $1.9 million for the years ended December 31, 1998, 1999 and 2000, respectively, at weighted average interest rates of 6.2%, 5.4%, and 9.5% for the years ended December 31, 1998, 1999, and 2000, respectively. Income tax was calculated as if SPSG had filed separate income tax returns. SPSG's current income taxes receivable or payable at any point in time are included in the advances from Kroll-O'Gara balance in parent's equity in segment. The advances from Kroll-O'Gara balance in parent's equity in segment also includes the equity accounts

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

of specific legal entities included in SPSG, the net assets or liabilities of divisions included in SPSG and the net intercompany receivable and payable balances of all entities and divisions with Kroll-O'Gara.

         Management believes that the allocation methodologies utilized are reasonable.


(2)    Summary of Significant Accounting Policies-

          (a) Nature of Operations--SPSG markets ballistic and blast-protected vehicles and security services. All material intercompany accounts and transactions are eliminated. Investments in 20% to 50% owned entities are accounted for using the equity method and investments in less than 20% owned entities are accounted for using the cost method. Affiliated entities are not included in the accompanying combined financial statements, and include entities that are directly or indirectly owned by current shareholders or former shareholders.

          (b) Revenue Recognition--Revenue related to certain contracts for security products (both government and commercial) that results principally from long-term fixed price contracts is recognized on the percentage-of-completion method calculated utilizing the cost-to-cost approach. The percent deemed to be complete is calculated by comparing the costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. However, adjustments to this measurement are made when management believes that costs incurred materially exceed effort expended. Contract costs include all direct material and labor costs, along with certain direct overhead costs related to contract production. Changes in estimated total contract costs will result in revisions to the percentage of contract revenue recognized. These revisions are recognized when determined.

               Revenue related to other contracts for security products (both government and commercial) that results principally from short-term fixed price contracts is recognized on the completed contract method. Provisions for estimated total contract losses on any uncompleted contracts are recorded in the period in which it becomes known that such losses will occur.

          (c) Cash and Cash Equivalents--Cash equivalents consist of all highly liquid debt instruments with an initial maturity of three months or less at the date of purchase. SPSG invests excess cash in overnight repurchase agreements, which are government-collateralized securities. The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity.

          (d) Concentrations of Credit Risk--Financial instruments that subject SPSG to credit risk consist principally of trade receivables. Concentrations of credit risk with respect to accounts receivable are limited by the number of clients that comprise SPSG's client base, along with the different industries and geographic regions in which SPSG's clients operate. SPSG does not generally require collateral or other security to support client receivables, although SPSG does require retainers, up-front deposits or irrevocable letters-of-credit in certain situations. SPSG has established an allowance for doubtful accounts based upon facts surrounding the credit risk of specific clients and past history. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

          (e) Property, Plant and Equipment--Property, plant and equipment are stated at cost. Depreciation is computed on both straight-line and accelerated methods over the estimated useful lives of the related assets as follows:

                   Buildings and improvements            5-40 years
                   Furniture and fixtures                4-10 years
                   Machinery and equipment               3-12 years
                   Leasehold improvements                Life of lease

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       (f) Impairment of Long-Lived Assets--Pursuant to the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), long-lived assets, certain identifiable intangibles and goodwill related to those assets must be reviewed for impairment by asset group for which the lowest level of independent cash flows can be identified. In accordance with this standard, SPSG periodically reviews the carrying value of these assets and impairments are recognized when the expected undiscounted future cash flows are less than the carrying amount of the asset. Based on its most recent analysis, SPSG believes no impairment existed at December 31, 2000. However, it is possible, due to a change in circumstances, that carrying values could become impaired in the future. Such impairment could have a material effect on the results of operations in a particular reporting period.

       (g) Costs in Excess of Assets Acquired--Costs in excess of assets acquired represents the excess of the purchase cost over the fair value of net assets acquired in a purchase business combination. Costs in excess of assets acquired, net of accumulated amortization, as of December 31, 1999 and 2000 were approximately $15,218,000 and $13,027,000, respectively. Amortization is recorded on a straight-line basis over periods ranging from 15 to 40 years. Amortization of costs in excess of assets acquired for the years ended December 31, 1998, 1999, and 2000 was approximately $642,000, $973,000 and $673,000, respectively.

       (h) Other Intangible Assets--Other intangible assets, comprised mainly of customer lists and non-compete agreements, are amortized on a straight-line basis. Customer lists are amortized over a fifteen year period and the non-compete agreements are amortized over the lives of the respective agreements, which range from two and one-half years to five years. Other intangible assets, net of accumulated amortization, as of December 31, 1999 and 2000 were approximately $1,707,000 and $1,426,000, respectively. Amortization of other intangible assets for the years ended December 31, 1998, 1999 and 2000 was approximately $469,000, $489,000 and $404,000, respectively.

       (i) Foreign Currency Translation--Assets and liabilities of foreign operations are translated using yearend exchange rates and revenues and expenses are translated using exchange rates prevailing during the year, with gains or losses resulting from translation included as a separate component of parent's equity in segment.

              Gains or losses resulting from foreign currency transactions are translated to local currency at the rates of exchange prevailing at the dates of the transactions. Amounts receivable or payable in foreign currencies, other than the subsidiary's local currency, are translated at the rates of exchange prevailing at the balance sheet date. The effect of transactional gains or losses is included in other income (expense) in the accompanying combined statements of operations.

       (j) Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (k) Research and Development--Research and development costs are expensed as incurred. SPSG incurred approximately $537,000, $297,000 and $630,000 for the years ended December 31, 1998, 1999 and 2000, respectively, for research and development. These costs are included in general and administrative expenses in the accompanying combined statements of operations.

       (l) Advertising--SPSG expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 1998, 1999 and 2000 were approximately $1,340,000, $1,510,000 and $1,554,000, respectively.

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       (m) New Accounting Pronouncements--In 1998, SPSG adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which established standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. SPSG has chosen to disclose comprehensive income, which encompasses net income and foreign currency translation adjustments, in the combined statements of parent's equity in segment. The accumulated other comprehensive income
              (loss) balances of ($1.0) million, $0.3 million and ($4.0) million at December 31, 1998, 1999 and 2000, respectively, consisted entirely of foreign currency translation adjustments.

              In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as assets and liabilities measured at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. SPSG has several forward contracts in place in association with its net investment in one of its subsidiaries. These instruments have historically qualified for hedge accounting throughout the periods presented in the accompanying combined financial statements. SPSG has adopted the provisions of SFAS 133 beginning on January 1, 2001. SPSG has designated these contracts as net investment hedges under SFAS 133 and, as such, the accounting under this new statement will approximate its previous accounting. Based on current hedge instruments and designations, SPSG will account for changes in the fair value of its net investment hedge contracts with the related changes in fair value reported in other comprehensive income
              (loss). SPSG does not expect that it will realize any material charges to earnings pursuant to SFAS 133. See Note 12 for further discussion. However, in the event of a future change in facts or in the underlying net investment hedge relationships, SPSG could experience future volatility in earnings. A sale of net assets or portions of the business that does not include the corresponding hedge instrument could also result in future volatility in earnings.

       (n) Stock-Based Compensation--SPSG has elected to account for the cost of its employee stock options and other forms of employee stock-based compensation plans utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25) as allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation. SFAS 123 allows an entity to continue to measure compensation cost using the principles of APB 25 if certain pro forma disclosures are made. The pro forma disclosures required by SFAS 123 are presented in Note 10(c).

       (o) Change in Accounting Principle--In April 1998, the American Institute of Certified Public Accountants released Statement of Position (SOP) 98-5, "Reporting on the Cost of Start-Up Activities". The SOP requires costs of start-up activities, including preoperating costs, organization costs and other start-up costs, to be expensed as incurred. SPSG's former practice was to capitalize certain of these expenses and amortize them over periods ranging from one to five years. SPSG adopted the provisions of this statement in the first quarter of 1999 and recorded a cumulative effect of a change in accounting principle of $0.8 million, net of a tax benefit of $0.4 million.

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

          (p) Derivative Financial Instruments--Financial instruments in the form of foreign currency exchange contracts are utilized by SPSG to hedge its exposure to movements in foreign currency exchange rates. SPSG does not hold or issue derivative financial instruments for trading purposes. Gains and losses on foreign exchange contracts are deferred and amortized as an adjustment to the cumulative foreign currency translation adjustment component of equity over the terms of the agreements in accordance with hedge accounting standards. The carrying value of foreign currency exchange contracts is not equal to the fair value. See Note 12 for further discussion.

          (q) Reclassifications--Certain reclassifications have been reflected in 1998 and 1999 to conform with the current period presentation. Specifically, in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" and EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," SPSG has made reclassifications in the 1998 and 1999 combined statements of operations to include certain types of costs that are billed to its customers in net sales instead of offsetting the revenues against cost of sales and selling and marketing expenses.

(3)    Mergers and Acquisitions-

       Kroll-O'Gara completed one acquisition in SPSG in 1998 that was accounted for as a purchase business combination. In September 1998, Kroll-O'Gara, through its O'Gara-Hess & Eisenhardt de Columbia (OHE-Columbia) subsidiary, completed the acquisition of the assets of Protec, S.A. (Protec), headquartered in Bogota, Colombia, which specializes in vehicle armoring systems and manufacturing bullet and smash resistant glass for its own use and for sale to third parties. OHE-Columbia has been included in SPSG. The purchase price of this acquisition amounted to approximately $4.1 million and consisted of $3.2 million in cash and 38,788 shares of Kroll-O'Gara common stock (valued at approximately $0.9 million or an average of $22.95 per share). For accounting purposes, the acquisition was effective on October 1, 1998 and the results of operations of OHE-Columbia are included in the combined financial statements from that date forward. The resulting goodwill from this transaction is being amortized over a 20 year period.

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       In connection with the 1998 purchase acquisition of Protec, the original assets acquired and liabilities assumed were as follows (dollars in thousands):

              FAIR VALUE OF ASSETS ACQUIRED INCLUDING:
                Other current assets                             $      75
                Property, plant and equipment                          311
                Costs in excess of assets acquired
                        and other intangible assets                  3,917
                                                                     -----
                                                                     4,303
                Less: Cash paid for net assets                      (3,200)
                Fair value of Kroll-O'Gara stock issued               (890)
                                                                     -----
                                                                 $     213
                                                                 =========
              LIABILITIES ASSUMED INCLUDING:
                Liabilities assumed and acquisition costs        $      99
                Debt                                                   114
                                                                     -----
                                                                 $     213
                                                                 =========


(4)    Balance Sheet Accounts-

       (a) Trade Accounts Receivable and Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts--The following summarizes the components of trade accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts:

                                                                                                 DECEMBER 31,
                                                                                            ----------------------------
                                                                                             1999               2000
                                                                                           ------------      ---------------
              United States Military:
                Billed receivables                                                         $  4,877,570       $   6,826,533
                Costs and estimated earnings in excess of billings on uncompleted
                   contracts                                                                 13,827,929           7,265,288
                                                                                           ------------      ---------------
                        Total United States Military                                        $18,705,499         $14,091,821
                                                                                            ===========        ============
              Other contracts and receivables:
                Billed receivables                                                          $18,193,184         $15,874,278
                Costs and estimated earnings in excess of billings on uncompleted
                   contracts                                                                 10,331,795           1,368,846
                                                                                           ------------      ---------------
                       Total other contracts and receivables                                $28,524,979         $17,243,124
                                                                                            ===========        ============
              Total trade accounts receivable, net                                          $23,070,754         $22,700,811
                                                                                            ===========        ============
              Total costs and estimated earnings in excess of billings on
                uncompleted contracts                                                       $24,159,724        $  8,634,134
                                                                                            ===========        ============

              Costs and estimated earnings in excess of billings on uncompleted contracts are net of $131,582,751 and $139,118,840 of progress billings to the United States Military at December 31, 1999 and 2000, respectively.

     Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized on long-term contracts in excess of billings because amounts were not billable at the balance sheet date. It is anticipated such unbilled amounts attributable to the United States Military will generally be billed over the next 180 days from the balance sheet date as shipments are made. Amounts receivable on other contracts are also generally billed as shipments are made. It is estimated that

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

substantially all such amounts will be billed within one year, although contract extensions may delay certain collections beyond one year.

              The following summarizes activity in the allowance for doubtful accounts on trade accounts receivable:

                                                                              ADDITIONS
                                                              BALANCE AT      CHARGED TO
                                                             BEGINNING OF     COSTS AND                        BALANCE AT
                                                                PERIOD         EXPENSES       DEDUCTIONS     END OF PERIOD
                                                                ------         --------       ----------     -------------
              Year ended December 31, 1998                       $657,254     $   337,203       $(484,947)     $   509,510
              Year ended December 31, 1999                        509,510       1,132,518        (683,279)   958,749
              Year ended December 31, 2000                        958,749       1,186,307        (924,602)       1,220,454

       (b) Inventories--Inventories are stated at the lower cost or market using the first-in, first-out (FIFO) method and include the following:

                                                                                                  DECEMBER 31,
                                                                                            -----------      -----------------
                                                                                               1999                2000
                                                                                            ---------         ---------------
              Raw materials                                                                 $14,494,953         $11,650,878
              Vehicle costs and work-in-process                                               6,699,119           6,990,294
                                                                                              ---------           ---------
                                                                                            $21,194,072         $18,641,172
                                                                                            ===========         ===========


     The following summarizes activity in valuation reserves for inventory obsolescence:

                                                                              ADDITIONS
                                                              BALANCE AT      CHARGED TO
                                                             BEGINNING OF     COSTS AND                        BALANCE AT
                                                                PERIOD         EXPENSES       DEDUCTIONS     END OF PERIOD
                                                                ------         --------       ----------     -------------
              Year ended December 31, 1998                       $340,332      $    9,668        $      -      $   350,000
              Year ended December 31, 1999                        350,000         116,752               -          466,752
              Year ended December 31, 2000                        466,752         857,648               -        1,324,400

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       (c) Other Assets--Other assets are stated at cost less accumulated amortization and are being amortized on a straight-line basis over their estimated useful lives, as applicable. Other assets consist of the following:

                                                                              USEFUL LIFE              DECEMBER 31,
                                      DESCRIPTION                               (YEARS)           1999             2000
                                      -----------                               -------           ----             ----
              Security deposits                                                    -             $  95,065        $  63,691
              Deferred financing fees                                             30               152,940          152,940
              Investment in unconsolidated subsidiary and other                   20               493,316          474,987
              Advances to Kroll-O'Gara shareholder                                 -                80,119           40,000
                                                                                                 ---------         --------
                                                                                                   821,440          731,618
              Less- accumulated amortization                                                       (67,549)         (78,796)
                                                                                                 ---------         --------
                                                                                                  $753,891         $652,822
                                                                                                  ========         ========

       (d) Accrued Liabilities--Accrued liabilities consist of the following:

                                                                                                  DECEMBER 31,
                                           DESCRIPTION                                       1999               2000
                                           -----------                                       ----               ----
              Payroll and related benefits                                                   $3,625,072          $2,538,146
              Accrued professional fees                                                               -             124,199
              Property, sales and other taxes payable                                           400,306             683,567
              Accrued medical costs                                                             332,394             295,845
              Accrued interest                                                                        -               5,052
              Accrued warranty reserve                                                          442,597             464,933
              Accrued restructuring reserve                                                           -             315,146
              Other accruals                                                                  1,865,597           3,877,232
                                                                                              ---------           ---------
                                                                                             $6,665,966          $8,304,120
                                                                                             ==========          ==========

          (e) Restructuring of Operations--In the first quarter of 1999, SPSG began implementation of a restructuring plan (the 1999 Plan) to reduce costs and improve operating efficiencies. The 1999 Plan was substantially completed by the end of the second quarter of 1999. The total non-recurring pre-tax restructuring charge recorded pursuant to the 1999 Plan was approximately $0.3 million. Total payments or writeoffs made pursuant to the 1999 Plan through December 31, 1999 were $0.3 million. SPSG does not expect to incur any other significant restructuring charges in future periods related to the 1999 Plan. The principal element of the restructuring plan was the elimination of approximately 55 employees. The components of the restructuring charge in 1999 were as follows:

                                           DESCRIPTION                                     EXPENSE
              -----------------------------------------------------------------------------------------
              Severance and related costs                                                 $195,095
              Writedown of property, plant and equipment                                    96,662
                                                                                          --------
                                                                                          $291,757
                                                                                          ========

     In the third quarter of 2000, SPSG implemented and completed a plan to reduce costs and improve operating efficiencies (the 2000 Plan) with a total non-recurring pre-tax restructuring charge of approximately $0.7 million. Total payments pursuant to the 2000 Plan through December 31, 2000 were $0.4 million. SPSG does not expect to incur any other significant restructuring charges in future periods

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

related to the 2000 Plan. The principal element of the restructuring plan was the elimination of approximately 25 employees. The only component of the restructuring charge was severance related to the termination of employees. At December 31, 2000, approximately $0.3 million remained as an accrual relating to the 2000 Plan.

(5)    Income Taxes-

       SPSG accounts for income taxes under the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax liabilities and assets are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates.

       SPSG is a wholly-owned subsidiary of Kroll-O'Gara and does not file an individual tax return. Accordingly, for purposes of these separate combined financial statements, SPSG has computed deferred income tax assets and liabilities using the separate return method as allowed by SFAS 109. Under this method, the allocation of tax expense or tax benefit is based on what SPSG's current and deferred tax expense would have been had SPSG filed separate tax returns. This method also assumes that all net operating loss carryforwards are available to be utilized by the respective subsidiaries in the segment.

         SPSG's provision for income taxes, excluding the cumulative effect of a change in accounting principle, is summarized as follows:

                                                                                 1998             1999             2000
                                                                                 ----             ----             ----
       Currently payable:
       Federal                                                                 $4,019,928       $2,813,258         $      -
       State and local                                                            709,399          496,457                -
       Foreign                                                                  1,632,204          592,815          322,402
                                                                               ----------       ----------         --------
                                                                                6,361,531        3,902,530          322,402
                                                                               ----------       ----------         --------
       Deferred:
       Federal                                                                   (325,701)        (128,546)          41,790
       State and local                                                            (57,477)         (22,684)           7,375
       Foreign                                                                          -         (217,001)         (96,941)
                                                                               ----------       ----------         --------
                                                                                 (383,178)        (368,231)         (47,776)
                                                                               ----------       ----------         --------
                                                                               $5,978,353       $3,534,299         $274,626
                                                                               ==========       ==========         ========

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

         A reconciliation between the statutory federal income tax rate and the effective tax rate is summarized as follows:

                                                     1998                        1999                         2000
                                           ------------------------    --------------------------- ----------------------------
                                              AMOUNT         RATE         AMOUNT         RATE          AMOUNT          RATE
                                              ------         ----         ------         ----          ------          ----
       Provision (benefit) for income
         taxes at the federal statutory
         rate                             $5,224,479      34.0%        $1,820,853     34.0%       $(3,310,289)      (34.0)%
       State and local income taxes,
         net of federal benefit                 433,063        2.8          285,680        5.3           62,979         0.7
       Nondeductible expenses                  (106,743)      (0.7)         314,421        5.9          770,133         7.9
       Change in valuation allowance            107,206        0.7          661,620       12.4        2,418,132        24.8
       Effect of foreign losses                 156,041        1.0           31,262        0.6          284,507         2.9
       Other                                    164,307        1.1          420,463        7.8           49,164         0.5
                                             ----------       ----       ----------       ----    -------------        ----
            Provision for income taxes       $5,978,353       38.9%      $3,534,299       66.0%   $     274,626         2.8%
                                             ==========       ====       ==========       ====    =============        ====

           The components of SPSG's combined deferred income tax assets and liabilities as of December 31 are summarized below:

                                                                                                1999               2000
                                                                                           --------------     --------------
       Deferred tax assets:
         Allowance for doubtful accounts                                                    $   213,396        $    467,274
         Depreciation and amortization                                                           78,838              37,791
         Net operating loss carryforwards                                                       867,985           3,287,382
         Payroll and other benefits                                                             534,734             556,921
         Other accruals                                                                         212,764             220,786
         Other                                                                                   89,300             327,482
                                                                                            -----------        ------------
                                                                                              1,997,017           4,897,636
         Valuation allowance                                                                   (867,985)         (3,287,382)
                                                                                            -----------        ------------
                Net deferred tax assets                                                       1,129,032           1,610,254
                                                                                            -----------        ------------
       Deferred tax liabilities:
         Percentage of completion on foreign subsidiaries                                      (201,148)                  -
         Foreign leasing transactions                                                          (147,146)           (145,332)
         Other                                                                                 (351,440)           (674,369)
                                                                                            -----------        ------------
                                                                                               (699,734)           (819,701)
                                                                                            -----------        ------------
                Net deferred tax asset                                                      $   429,298        $    790,553
                                                                                            ===========        ============

         SPSG has certain domestic and foreign net operating loss carryforwards. The domestic net operating loss carryforward approximated $5.9 million at December 31, 2000 and expires in 2015. There was no domestic net operating loss carryforward at December 31, 1999. The foreign net operating loss carryforwards approximated $2.6 million and $3.9 million at December 31, 1999 and 2000, respectively, and relate primarily to Mexico and the Philippines. These carryforwards expire beginning in 2001. A valuation allowance for all existing domestic and foreign net operating loss carryforwards has been provided as it is not certain that the tax benefit will be realized in the foreseeable future. Adjustments to the valuation allowance, if any, will be recorded in the periods in which it is determined the asset is realizable.

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(6)    Related Party Transactions-

       (a) Summary of Related Party Transactions--The following summarizes transactions with related parties:

                                                                                        YEARS ENDED DECEMBER 31,
                                                                                        ------------------------
                                                                                 1998             1999             2000
                                                                                 ----             ----             ----
              Purchases
                from Kroll-O'Gara Shareholder                                 $   118,700      $    90,350        $       -
                from affiliated entities                                        1,325,410                -                -
              Lease expense to affiliated entities                                838,597          566,213          450,764
              Non-interest bearing advances to Kroll-O'Gara shareholders          562,541          132,707           92,587
              Non-interest bearing advances to affiliated entities                282,346          282,346          358,480

       (b) Equipment Leases with Affiliated Entities--SPSG is currently leasing various equipment from an affiliated entity under month-to-month lease agreements. Rental expense approximated $547,000, $484,000 and $451,000 for the years ended December 31,
              1998, 1999 and 2000, respectively.


(7)    Long-Term Debt Due to Third Parties-

       (a) Debt Specifically Allocated to SPSG--The components of long-term debt due to third parties are as follows at:

                                                                                                  DECEMBER 31,
                                                                                                  ------------
                                                                                             1999               2000
                                                                                             ----               ----
              Economic Development Revenue Bonds, variable interest rate approximating 85% of the bond equivalent yield of 13 week U.S.
                Treasury bills (not to exceed 12%) which approximated 5.84% at
                December 31, 2000, payable in scheduled installments through
                September 2016, subject to optional tender by the bondholders and a corresponding remarketing agreement, secured by certain property,
                plant and equipment and a bank letter of credit (Note 11)                  $  1,275,974         $ 1,207,224
              Notes payable to former shareholders of acquired company, interest at
                10%, payable in 2001                                                            250,000             250,000
              -----------------------------------------------------------------------
              Other notes payable, interest at 6% to 10.9%, payable in scheduled installments through November 2010, certain notes secured by
                various equipment                                                             1,573,592           1,658,219
                                                                      --                   ------------         -----------
                                                                                              3,099,566           3,115,443
              Less -- current portion                                                        (2,245,927)         (2,111,147)
                                                                      --                   ------------         -----------
                                                                                           $    853,639         $ 1,004,296
                                                                      --                   ============         ===========


     Scheduled maturities of long-term debt at December 31, 2000 are as follows:


              2001                                 $2,111,147
              2002                                    179,503
              2003                                    150,585
              2004                                    155,616
              2005                                    166,961
              Thereafter                              351,631
                                                      -------
                                                   $3,115,443
                                                   ==========

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

              Included in other notes payable is a foreign revolving line-of-credit not to exceed $500,000. Amounts outstanding were $384,706 and $333,000 at December 31, 1999 and 2000, respectively.

       (b) Parent's Debt Not Specifically Allocated to SPSG--On March 30, 2001, Kroll-O'Gara entered into an amended and restated loan agreement to provide for a revolving credit facility that initially amounts to $40.0 million. The agreement was further amended on April 20, 2001 and expires on May 31, 2002. Additionally, the agreement provides for a letter of credit facility of $1,356,250 supporting the Company's Economic Development Revenue Bonds and up to $6.0 million of transactional letters of credit (see Note 11). Letters of credit cannot be issued or renewed with a maturity date beyond May 31, 2002. Advances under the revolving credit facility bear interest at prime plus 1.5% at December 31, 2000 and, based on the amendments on March 30, 2001 and April 20, 2001, bear interest at the greater of (a) 8.56% or (b) the prime rate plus 1.5%, plus 0.5% times the number of 30-day periods which have expired since April 20, 2001 (or, if less, the highest rate allowed by law). Kroll-O'Gara had approximately $36.5 million borrowed under the line of credit at December 31, 2000.

              Kroll-O'Gara had $35.0 million of senior notes payable outstanding at December 31, 2000. These agreements were also amended on March 30, 2001 and April 20, 2001. Based on the amendments, the senior notes bear interest at the greater of (a) 8.56% or (b) the prime rate plus 1.5%, plus 0.5% times the number of 30-day periods which have expired since April 20, 2001 (or, if less, the highest rate allowed by law).

              The loan agreement and the senior notes (together, the financing agreements) are secured by substantially all assets of Kroll-O'Gara and its subsidiaries and a pledge of the stock of essentially all of the subsidiaries, all of which jointly and severally guarantee obligations under the financing agreements. These financing agreements include financial covenants which, among other restrictions, require the maintenance of certain financial ratios and other financial requirements, including an interest coverage ratio, net worth minimums and minimum quarterly EBITDA, that requires Kroll-O'Gara to effectively break even before taxes and to generate EBITDA of $6.0 million per quarter. The financing agreements also impose limitations on mergers, acquisitions, stock redemptions, additional indebtedness and capital expenditures. The financing agreements do not permit the declaration or payment of any dividends, other than stock dividends. The net proceeds from any lender-approved asset sales in excess of $1.0 million per transaction or $2.0 million per fiscal year must be paid proportionately to the revolving credit facility lender and the holders of the senior notes, with a corresponding reduction in the total permitted borrowings under the revolving credit facility. A material adverse change in the business of Kroll-O'Gara, including a significant sale of net assets, would result in the acceleration of all amounts due to the revolving credit facility lender and the holders of the senior notes. In accordance with the April 20, 2001 amendment to the loan agreement, Kroll-O'Gara's agreement to sell SPSG would result in an acceleration of all amounts due under the loan agreement 60 days after the closing of the sale. Kroll-O'Gara was not in compliance with certain covenants of the financing agreements as of December 31, 2000. Had the lender and the holders of senior notes not amended and restated the financing agreements, all amounts outstanding under the financing agreements would have been immediately payable. Kroll-O'Gara believes it has the capability to continue to finance its operations and the operations of its segments through fiscal 2001.


(8)    Operating Leases-

         SPSG leases office space and certain equipment and supplies under agreements with terms from one to fifteen years. The following is a schedule, by year, of approximate future minimum rental or usage payments required under operating leases that have initial or non-cancelable lease terms in excess of one year as of December 31, 2000:

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


       2001                                 $   851,987
       2002                                     627,435
       2003                                     565,190
       2004                                     517,763
       2005                                     289,333
       Thereafter                               724,333
                                                -------
                                             $3,576,041
                                             ==========


         Rental expense charged against current operations amounted to approximately $1,169,888, $1,536,174 and $1,784,236 for the years ended December 31, 1998, 1999 and 2000, respectively.


(9)    Defined Contribution Plan-

         SPSG participates in a Kroll-O'Gara sponsored profit sharing/401(k) plan covering substantially all domestic employees. Contributions to the plan are discretionary. The plan includes a matching contribution whereby SPSG will contribute a percentage of the amount a participant contributes, limited to certain maximum amounts. Plan contribution expense charged against current operations amounted to approximately $236,000 and $146,000 for the years ended December 31, 1999 and 2000, respectively. There was no contribution expense for the year ended December 31, 1998.

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(10)   Parent Equity Arrangements-

          (a) Stock Option Plans--SPSG employees were granted stock options under Kroll-O'Gara's 1996 stock option plan (the 1996 Plan). Options for 60,500, 220,400 and 82,000 shares were granted during 1998, 1999 and 2000, respectively. Options granted under the 1996 Plan were generally granted at fair market value at the date of grant and are exercisable over periods not exceeding ten years.

               In 2000, Kroll-O'Gara adopted a stock option plan (the 2000 Plan) for non-executive employees. Options for 289,850 shares were granted to SPSG employees during 2000. Options granted under the 2000 Plan were generally granted at fair market value at the date of grant and are exercisable over periods not exceeding ten years.

          (b) Restricted Stock Plan--Effective August 12, 1998, Kroll-O'Gara adopted a stock incentive plan (the 1998 Stock Incentive Plan) for employees. There were no shares granted under the plan during 1998 or 2000, however, during fiscal 1999, 12,500 shares were granted under the plan to SPSG employees. In connection with the shares granted under the Stock Incentive Plan in 1999, SPSG recorded deferred compensation of $413,595 representing the difference between the fair market value of Kroll-O'Gara common stock on the date of grant and the purchase price of the shares. This amount is presented as a reduction of parent's equity in segment and is being amortized ratably over the vesting periods of the applicable grants. Approximately $199,000 and $91,000 was expensed in 1999 and 2000, respectively.

          (c) Stock Based Compensation Disclosure--SFAS 123 requires, at a minimum, pro forma disclosures of expense for stock-based awards based on their fair values. The pro forma amounts below are not necessarily representative of the effects of stock-based awards on future pro forma net income because future plans that include SPSG employees may differ from Kroll-O'Gara stock option plans and accordingly (1) future grants of employee stock options may not be comparable to awards made to employees while SPSG was a part of Kroll-O'Gara, and (2) the assumptions used to compute the fair value of any future stock option awards will be specific to these future plans and therefore, may not be comparable to the Kroll-O'Gara assumptions used. If SPSG had measured compensation cost for the Kroll-O'Gara stock options granted to its employees under the fair value method prescribed by SFAS 123, SPSG's net income (loss) for the years ended December 31, 1998, 1999 and 2000 would have been as follows:

                              1998               1999             2000
                            ----------       -----------      ------------
Net income (loss):
As reported                 $9,387,763        $1,043,109      $(10,010,770)
Pro forma                   $8,817,376        $  101,957      $(10,967,658)

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

              The fair value of each Kroll-O'Gara stock option granted to SPSG employees is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used by Kroll-O'Gara for grants in 1998, 1999 and 2000:

                                                                YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                      1998               1999                2000
                                                      ----               ----                ----
Dividend yield                                         -                   -                  -
Expected volatility                                  41.4%               41.4%              43.7%
Risk-free interest rate                               5.4%               5.4%                6.7%
Expected lives                                  2.5 - 7.5 years        7.5 years          7.5 years

     The 60,500 options granted by Kroll-O'Gara to SPSG employees during 1998 have a weighted-average exercise price of $18.92, a weighted-average fair value of $10.02 and remaining contractual lives, on a weighted-average basis, of 7.4 years. The 220,400 options granted by Kroll-O'Gara to SPSG employees during 1999 have a weighted-average exercise price of $27.66, a weighted-average fair value of $17.01 and contractual lives, on a weighted-average basis, of 8.2 years. The 371,850 options granted by Kroll-O'Gara to SPSG employees during 2000 have a weighted-average exercise price of $6.38, a weighted-average fair value of $3.74 and contractual lives, on a weighted-average basis, of 9.4 years.

     A summary of the status of Kroll-O'Gara stock options granted to SPSG employees at December 31, 1998, 1999 and 2000, and the change during the years then ended is presented in the table below:

                                                          1998                       1999                      2000
                                                ------------------------- ------------------------  ---------------------
                                                            WEIGHTED                  WEIGHTED                   WEIGHTED
                                                             AVERAGE                    AVERAGE                   AVERAGE
                                                            EXERCISE                   EXERCISE                   EXERCISE
                                                SHARES        PRICE        SHARES        PRICE        SHARES       PRICE
                                                ------        -----        ------        -----        ------       -----
              Outstanding, beginning of year     381,449     $  11.60      386,671        $ 13.01      569,895      $ 18.66
              Granted                             60,500        18.92      220,400          27.66      371,850         6.38
              Exercised                          (52,778)        9.36      (24,209)         10.16            -         -
              Forfeited/Expired/ Cancelled        (2,500)       17.50      (12,967)         19.19     (287,877)       15.05
                                                 -------     --------      -------        -------     --------      -------
              Outstanding, end of year           386,671     $  13.13      569,895        $ 18.66      653,868      $ 13.26
                                                 -------     --------      -------        -------     --------      -------
              Exercisable, end of year           188,144     $  11.47      218,557        $ 12.79      278,907      $ 15.90
                                                 =======     ========      =======        =======     ========      =======

              Of the options outstanding at December 31, 2000, 59,309 options are exercisable at prices per share ranging from $1.00 to $9.00 per share, 57,751 options are exercisable at prices per share ranging from $9.88 to $12.75 per share and 161,847 options are exercisable at prices per share ranging from $17.25 to $26.94 per share.

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(11)   Commitments and Contingencies-

          (a) Letters of Credit--Under the terms of the Economic Development Revenue Bonds Agreement, SPSG is required to maintain a letter of credit supporting the debt. As of December 31, 2000, SPSG's lender was committed to providing this letter of credit through May 31, 2001. As of December 31, 2000, SPSG had an outstanding letter of credit in the amount of $1,356,250.

               At December 31, 2000, SPSG had standby and purchase letters of credit, issued on its behalf by its primary lender, in the aggregate amount of $1,875,562.

          (b) Employment Agreements--Kroll-O'Gara and SPSG have month-to-month employment agreements with SPSG executive officers and management level personnel with annual compensation ranging in value from $135,000 to $350,000. The agreements generally provide for salary continuation in the event of termination without cause for the greater of the remainder of the agreement or one year. The agreements also contain certain non-competition clauses and generally provide for one year's salary if the agreement is not renewed.

               As of December 31, 2000, the remaining aggregate commitment under these employment agreements if all individuals were terminated without cause was approximately $785,000.

          (c) Legal Matters--Kroll-O'Gara has been named as a defendant in eight lawsuits alleging that its officers and directors breached their fiduciary duties in connection with the now terminated proposed acquisition of a majority of Kroll-O'Gara's shares by a company formed by Blackstone Capital Partners III Merchant Banking Fund L.P. (Blackstone). The plaintiffs allege that Kroll-O'Gara's officers and directors breached their fiduciary duties by deferring acquisitions, by negotiating an inadequate acquisition price, by failing to engage in arms-length negotiations and by failing to seek redress from Blackstone after Blackstone terminated the proposed transaction. The plaintiffs also allege that Blackstone and American International Group, Inc. and its subsidiaries (AIG) aided and abetted the directors' and officers' alleged breaches of fiduciary duties. The plaintiffs seek to bring their claims derivatively on behalf of Kroll-O'Gara and also seek class certification. The plaintiffs seek a declaration that the individual defendants breached their fiduciary duty and seek damages and attorneys' fees in an unspecified amount. Kroll-O'Gara believes that the allegations in the complaint are meritless and will defend the suits vigorously.

               In 1999, Kroll-O'Gara learned that an individual had filed a qui tam suit against an SPSG subsidiary under the Civil False Claims Act alleging that the SPSG subsidiary and three of its vendors knowingly violated their contractual requirements with the Army due to the vendors' alleged failure to have certified welders. In October 2000, SPSG settled this litigation with the Department of Justice for approximately $1.1 million, plus legal costs. SPSG admitted no wrongdoing as part of the settlement. SPSG paid $0.55 million of the settlement amount in November 2000; the remainder is due on December 30, 2001.

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

              In addition to the matters discussed above, SPSG is involved in litigation from time to time in the ordinary course of its business; however, SPSG does not believe that there is any currently pending or threatened litigation, individually or in the aggregate, that is likely to have a material adverse effect on its financial position, results of operations or its cash flows.

(12)   Fair Value of Financial Instruments-

       The fair value of significant current assets, current liabilities and long-term debt approximate their respective historical carrying amounts.

       SPSG has entered into six foreign currency exchange contracts to effectively hedge its exposure to certain foreign currency rate fluctuations on intercompany demand loans to one subsidiary which are denominated in a foreign currency. By virtue of these contracts, SPSG has fixed the total dollar amount which it will receive under the aforementioned subsidiary loan through the maturity dates of the contracts regardless of the fluctuations in the exchange rate. As of December 31, 2000, the total notional amount of the contracts, which mature between January 2001 and July 2002, was $11.5 million. SPSG's cumulative foreign currency translation adjustment component of parent's equity in segment was increased by $2.0 million in 1999 and decreased by $0.3 million in 2000 as a result of these contracts.


       SPSG has estimated the fair value of its foreign exchange contracts based on information obtained from the counterparty. Fair value represents the amount SPSG would have received at December 31, 2000 if the agreements had been terminated. As of December 31, 2000, SPSG would have received approximately $0.9 million upon cancellation of all contracts. If SFAS 133 had to be applied to all net investment hedge contracts in place at December 31, 2000, the effect would have been to decrease assets by approximately $0.2 million with an offsetting amount recorded in the accumulated other comprehensive income (loss) component of parent's equity in segment.

(13)   Customer Data-

       (a) Geographic Data--The following summarizes information about SPSG's different geographic areas:

                                                    UNITED STATES     FRANCE     OTHER FOREIGN  ELIMINATIONS     COMBINED
                                                    -------------     ------     -------------  -------------    --------
              1998                                                          (DOLLARS IN THOUSANDS)
              ----
              Net sales to unaffiliated customers       $83,812        $26,164       $27,760          $   -       $137,736
              Intercompany                                  898            637           186         (1,721)             -
                                                        -------        -------       -------        -------       --------
              Total net sales                           $84,710        $26,801       $27,946        $(1,721)      $137,736
                                                        =======       ========      ========          ====       =========
              Operating income                          $11,851       $  2,185      $  3,816          $   -      $  17,852
                                                        =======       ========      ========          ====       =========

              1999
              ----
              Net sales to unaffiliated customers       $68,263        $25,315       $23,746          $   -       $117,324
              Intercompany                                2,037          1,445           423         (3,905)             -
                                                        -------       --------      --------         -----        --------
              Total net sales                           $70,300        $26,760       $24,169        $(3,905)      $117,324
                                                        =======       ========      ========          ====       =========
              Operating income (loss)                  $  7,318       $  2,012      $ (1,807)         $   -     $    7,523
                                                        =======       ========      ========          ====       =========

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


                                                    UNITED STATES     FRANCE     OTHER FOREIGN  ELIMINATIONS     COMBINED
                                                    -------------     ------     -------------  -------------    --------
                                                                            (DOLLARS IN THOUSANDS)

              2000
              Net sales to unaffiliated customers       $55,541        $25,159       $24,292         $    -       $104,992
              Intercompany                                3,962          1,218           758         (5,938)             -
                                                          -----          -----           ---         ------
              Total net sales                           $59,503        $26,377       $25,050       $ (5,938)      $104,992
                                                        =======        =======       =======       ========       ========
              Operating income (loss)                  $ (5,413)     $     927      $ (1,032)        $    -     $   (5,518)
                                                       ========      =========      ========         =====      ==========

              SPSG accounts for transfers between geographic areas at cost plus a proportionate share of operating profit.

              The following summarizes SPSG's sales in the United States and foreign locations:

                                                                                    YEARS ENDED DECEMBER 31,
                                                                    ----------------------------------------------------
                                                                          1998                1999                2000
                                                                    ---------------  ----------------------  -----------
                                                                                     (DOLLARS IN THOUSANDS)
              Sales to unaffiliated customers:
              U.S. Government                                              $  62,059           $  54,953           $  49,960
              Other United States                                             11,859               7,989               8,716
              Middle East                                                      3,998               1,618               2,403
              Europe                                                          31,202              29,759              24,610
              Central and South America                                       20,766              19,716              16,025
              Other Foreign                                                    7,852               3,289               3,278
                                                                            --------            --------           ---------
                                                                            $137,736            $117,324            $104,992
                                                                            ========            ========           =========


              Export sales by SPSG's domestic operations were approximately 10%, 5% and 4% of net sales for the years ended December 31, 1998, 1999 and 2000, respectively.

              SPSG is subject to audit and investigation by various agencies which oversee contract performance in connection with SPSG's contracts with the U.S. Government. Management believes that potential claims from such audits and investigations will not have a material adverse effect on the combined financial statements. In addition, contracts with the U.S. Government may contain cost or performance incentives or both based on stated targets or other criteria. Cost or performance incentives are recorded at the time there is sufficient information to relate actual performance to targets or other criteria.

              SPSG has foreign operations and assets in Brazil, Colombia, France, Italy, Mexico, Russia and the Philippines. In addition, SPSG sells its products and services in other foreign countries and has continued to increase its level of international activity. Accordingly, SPSG is subject to various risks including, among others, foreign currency restrictions, exchange rate fluctuations, government instability and complexities of local laws and regulations.

       (b) Major Customers--During the years ended December 31, 1998, 1999 and 2000 sales to the U.S. Government approximated 45%, 47% and 48% of SPSG's net sales, respectively.


(14)   Supplemental Cash Flows Disclosures-

     The following is a summary of cash paid related to certain items:

THE SECURITY PRODUCTS AND SERVICES GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



                                                                          1998                1999                2000
                                                                          ----                ----                ----
       SUPPLEMENTAL DISCLOSURE OF
       CASH FLOW INFORMATION:
         Cash paid for interest                                          $   473,107         $   212,277            $170,763
                                                                          ==========          ==========            ========
         Cash paid for taxes                                              $1,303,277          $2,455,459            $312,316
                                                                          ==========          ==========            ========
       SUPPLEMENTAL DISCLOSURE OF
       NON-CASH ACTIVITIES:
         Deferred compensation related to restricted stock               $         -         $   413,595            $      -
                                                                          ==========          ==========            ========
         Fair value of Kroll-O'Gara stock issued in connection
            with acquisition of businesses                               $   890,185         $         -            $      -
                                                                          ==========          ==========            ========


         The supplemental cash flow disclosure information does not include allocated interest and tax expense that was funded directly by Kroll-O'Gara.

THE SECURITY PRODUCTS AND SERVICES GROUP

COMBINED BALANCE SHEETS (UNAUDITED)
AS OF DECEMBER 31, 2000 AND MARCH 31, 2001 (DOLLARS IN 000'S)
--------------------------------------------------------------------------------



                                                                                          DECEMBER 31, 2000    MARCH 31, 2001
                                                                                          -----------------    --------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                                      $  2,161            $  3,810
   Trade accounts receivable, net of allowance for doubtful accounts of approximately
     $1,220 and $1,332 at December 31, 2000 and March 31, 2001, respectively                        22,701              17,999
   Related party receivables                                                                           411                 338
   Costs and estimated earnings in excess of billings on uncompleted contracts                       8,634               8,675
   Inventories (Note 5)                                                                             18,641              19,326
   Prepaid expenses and other                                                                        3,712               3,687
   Deferred tax asset                                                                                1,001               1,001
                                                                                                    ------               -----
                  Total current assets                                                              57,261              54,836
                                                                                                    ------               -----

PROPERTY, PLANT AND EQUIPMENT, at cost:
   Land                                                                                              2,350               2,333
   Buildings and improvements                                                                        6,410               6,171
   Leasehold improvements                                                                              735                 686
   Furniture and fixtures                                                                            5,520               6,285
   Machinery and equipment                                                                          13,097              12,535
                                                                                                    ------               -----
                                                                                                    28,112              28,010
   Less- accumulated depreciation                                                                  (11,034)            (11,331)
                                                                                                    ------               -----
                                                                                                    17,078              16,679
                                                                                                    ------               -----

COSTS IN EXCESS OF ASSETS ACQUIRED AND OTHER INTANGIBLE ASSETS, net of accumulated amortization of approximately $3,836 and $4,091 at December 31, 2000 and March 31,
   2001, respectively                                                                               14,453              13,809

OTHER ASSETS                                                                                           652                 684
                                                                                                    ------               -----
                                                                                                    15,105              14,493
                                                                                                    ------               -----
                                                                                                   $89,444             $86,008
                                                                                                   =======             =======


The accompanying notes are an integral part of these combined balance sheets.

THE SECURITY PRODUCTS AND SERVICES GROUP


Combined Balance Sheets (Unaudited)
As of December 31, 2000 and March 31, 2001 (Dollars in 000's)
--------------------------------------------------------------------------------


                                                                                          DECEMBER 31, 2000    MARCH 31, 2001
                                                                                          -----------------    --------------
LIABILITIES AND PARENT'S EQUITY IN SEGMENT

CURRENT LIABILITIES:
   Current portion of long-term debt due to third-parties                                         $  2,111            $  1,948
   Trade accounts payable                                                                           18,041              15,552
   Accrued liabilities                                                                               8,304               7,884
   Customer deposits and deferred revenue                                                            5,499               4,913
                                                                                                     -----               -----
                  Total current liabilities                                                         33,955              30,297

OTHER LONG-TERM LIABILITIES                                                                            174                 244

DEFERRED INCOME TAXES                                                                                  211                 211

LONG-TERM DEBT DUE TO THIRD PARTIES, net of current portion                                          1,004               1,010
                                                                                                     -----               -----

                  Total liabilities                                                                 35,344              31,762

PARENT'S EQUITY IN SEGMENT (Note 1):
   Advances from Kroll-O'Gara, net                                                                  58,139              59,531
   Deferred compensation                                                                               (72)                (55)
   Accumulated other comprehensive loss                                                             (3,967)             (5,230)
                                                                                                    ------              ------
                  Total parent's equity in segment                                                  54,100              54,246
                                                                                                    ------              ------
                                                                                                   $89,444             $86,008
                                                                                                   =======             =======


The accompanying notes are an integral part of these combined balance sheets.

THE SECURITY PRODUCTS AND SERVICES GROUP

Combined Statements of Operations (Unaudited)
For the Three Months Ended March 31, 2000 and 2001 (Dollars in 000's)
--------------------------------------------------------------------------------


                                                                                                   THREE MONTHS ENDED
                                                                                                        MARCH 31,
                                                                                                 ------------------------
                                                                                                 2000               2001
                                                                                                 ----               ----
NET SALES                                                                                          $28,685             $28,476
COST OF SALES                                                                                       20,613              22,048
                                                                                                ----------             ----------
         Gross profit                                                                                8,072               6,428
OPERATING EXPENSES:

   Selling and marketing expenses                                                                    1,820               1,565
   General and administrative expenses                                                               4,162               3,293
                                                                                                ----------             ----------
         Operating income                                                                            2,090               1,570
                                                                                                ----------             ----------

OTHER INCOME (EXPENSE):
   Interest expense                                                                                   (634)               (577)
   Other, net                                                                                          (34)               (151)
                                                                                                ----------             ----------
         Income before provision for income taxes                                                    1,422                 842
   Provision for income taxes                                                                           92                  92
                                                                                                ----------             ----------
         Net income                                                                                  1,330                 750
                                                                                                ----------             ----------

Other comprehensive loss, net of tax:
   Foreign currency translation adjustment, net of $154 and $138 tax provision,
     respectively                                                                                   (2,386)             (1,263)
                                                                                                ----------             ----------
         Other comprehensive loss                                                                   (2,386)             (1,263)
                                                                                                ----------           ------------
         Comprehensive loss                                                                       $ (1,056)          $    (513)
                                                                                                ==========           ===========


The accompanying notes are an integral part of these combined financial statements.

THE SECURITY PRODUCTS AND SERVICES GROUP

Notes to Combined Unaudited Financial Statements
--------------------------------------------------------------------------------

THE SECURITY PRODUCTS AND SERVICES GROUP

Combined Statements of Cash Flows (Unaudited)
For the Three Months Ended March 31, 2000 and 2001 (Dollars in 000's)
--------------------------------------------------------------------------------


                                                                                                     THREE MONTHS ENDED
                                                                                                          MARCH 31,
                                                                                                  ---------------------------
                                                                                                    2000               2001
                                                                                                    ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                                      $ 1,330            $    750
   Adjustments to reconcile net income to net cash provided by operating activities-
     Depreciation and amortization                                                                   1,159               1,016
     Bad debt expense                                                                                   33                 152
     Noncash compensation expense                                                                       30                  17
   Change in assets and liabilities-
     Trade receivables                                                                                (478)              3,960
     Costs and estimated earnings in excess of billings on uncompleted contracts                       864                 (41)
     Inventories, prepaid expenses and other assets                                                 (5,671)             (1,020)
     Accounts payable and income taxes currently payable                                             3,113              (1,984)
     Amounts due to/from related parties                                                               101                  73
     Accrued liabilities, long-term liabilities and customer deposits                                2,916                (433)
                                                                                                     -----                ----
                  Net cash provided by operating activities                                          3,397               2,490
                                                                                                     -----                ----
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, plant and equipment, net                                                    (564)               (641)
                                                                                                     -----                ----
                  Net cash used in investing activities                                               (564)               (641)
                                                                                                     -----                ----
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from (payments of) third party debt, net                                                    42                (157)
   Increase (decrease) in advances from Kroll-O'Gara, net                                           (3,835)                642
   Other                                                                                              (571)               (617)
                                                                                                     -----                ----
                  Net cash used in financing activities                                             (4,364)               (132)
                                                                                                     -----                ----
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                (1,531)              1,717
   Effects of foreign currency exchange rates on cash and cash equivalents                            (179)                (68)
CASH AND CASH EQUIVALENTS, beginning of period                                                       3,238               2,161
                                                                                                     -----                ----
CASH AND CASH EQUIVALENTS, end of period                                                           $ 1,528             $ 3,810
                                                                                                   =======             =======


The accompanying notes are an integral part of these combined financial statements.

THE SECURITY PRODUCTS AND SERVICES GROUP

Notes to Combined Unaudited Financial Statements
-------------------------------------------------------------------------------

(1)    General-

       The Security Products and Services Group (SPSG) is a wholly-owned segment of The Kroll-O'Gara Company (Kroll-O'Gara).

       On April 20, 2001, the Board of Directors of Kroll-O'Gara approved a definitive agreement, subject of a limited number of closing conditions, to sell the common stock of the active companies that comprise SPSG, other than the Group's subsidiaries that provide kidnap and ransom and risk information services and its Russian subsidiaries, to Armor Holdings, Inc. (Armor) for up to $56.5 million. The accompanying SPSG combined financial statements and footnotes exclude the subsidiaries that provide kidnap and ransom and risk information services as they will continue to be operated by Kroll-O'Gara after the sale of SPSG. The Russian subsidiaries and certain other inactive companies are still included within the combined financial statements of SPSG as they have historically been included within this segment and might not be operated by Kroll-O'Gara after the sale.

       Of the $56.5 million sales price, a portion ($53.0 million subject to adjustment) is to be paid at closing, currently expected to occur late in the second quarter or in the third quarter of 2001. An escrow of $1.5 million will be maintained and a deferred payment of up to $2.0 million may be made based on SPSG's achievement of a gross profit target for the year ending December 31, 2001. At Armor's option, up to $15.0 million of the purchase price can be paid in registered common stock of Armor. The purchase price will be reduced dollar-for-dollar to the extent tangible net assets, as defined, are less than approximately $37.4 million. Kroll-O'Gara currently believes the sale of SPSG will approximate the segment's book value. In the event the sale to Armor is not consummated, Kroll-O'Gara will continue to evaluate all options available to it, including seeking other buyers or other alternatives.

       The accompanying combined financial statements are presented on a carve-out basis and include the historical results of operations and assets and liabilities of the SPSG entities as noted above. These combined financial statements have been prepared from Kroll-O'Gara's historical accounting records.

       SPSG was allocated $1.1 million and $1.0 million of overhead costs related to Kroll-O'Gara's corporate administrative functions for the three months ended March 31, 2000 and 2001, respectively. The allocation were based on a specific identification of Kroll-O'Gara's administrative costs attributable to SPSG and, to the extent that such identification was not practicable, on the basis of SPSG's sales as a percentage of Kroll-O'Gara's sales. The expenses associated with various corporate initiatives of Kroll-O'Gara were not allocated to SPSG. The allocated costs are included in the various operating expense captions in the accompanying combined statements of operations. Management believes that such allocation methodology is reasonable.

       SPSG's operations have been financed through its operating cash flows and advances from Kroll-O'Gara. SPSG's interest expense includes an allocation of Kroll-O'Gara's interest expense based on Kroll-O'Gara's weighted average interest rate applied to intercompany advances. Interest expense allocated from Kroll O'Gara was $610,000 and $481,000 for the three months ended March 31, 2000 and 2001, respectively. Income tax was calculated as if SPSG had filed separate income tax returns. SPSG's current income taxes receivable or payable at any point in time are included in the advances from Kroll-O'Gara in parent's equity in segment. The advances from Kroll-O'Gara balance in parent's equity in segment also includes the equity accounts of specific legal entities included in SPSG, the net assets or liabilities of divisions included in SPSG and the net intercompany balances of all entities and divisions with Kroll-O'Gara.

       The accompanying unaudited combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. The accompanying combined financial statements should be read in conjunction with the combined financial statements and notes thereto in SPSG's audited financial statements contained elsewhere in this document for the year ended December 31, 2000.

(2) Parent's Debt Not Specifically Allocated to SPSG-

       On March 30, 2001, Kroll-O'Gara entered into an amended and restated loan agreement to provide for a revolving credit facility that initially amounts to $40.0 million. The agreement was further amended on April 20, 2001 and expires on May 31, 2002. Additionally, the agreement provides for a letter of credit facility of $1,356,250 supporting the Company's Economic Development Revenue Bonds and up to $6.0 million of transactional letters of credit. Letters of credit cannot be issued or renewed with a maturity date beyond May 31, 2002. Advances under the revolving credit facility bear interest at prime plus 1.5% at March 31, 2001 and, based on the amendments on March 30, 2001 and April 20, 2001, bear interest at the greater of (a) 8.56% or (b) the prime rate plus 1.5%, plus 0.5% times the number of 30-day periods which have expired since April 20, 2001 (or, if less, the highest rate allowed by law). Kroll-O'Gara had approximately $36.4 million borrowed under the line of credit at March 31, 2001.

       Kroll-O'Gara had $35.0 million of senior notes payable outstanding at March 31, 2001. These agreements were also amended on March 30, 2001 and April 20, 2001. Based on the amendments, the senior notes bear interest at the greater of (a) 8.56% or (b) the prime rate plus 1.5%, plus 0.5% times the number of 30-day periods which have expired since April 20, 2001 (or, if less, the highest rate allowed by law).

       The loan agreement and the senior notes (together, the financing agreements) are secured by substantially all assets of Kroll-O'Gara and its subsidiaries and a pledge of the stock of essentially all the subsidiaries, all of which jointly and severally guarantee obligations under the financing agreements. These financing agreements include financial covenants which, among other restrictions, require the maintenance of certain financial ratios and other financial requirements, including an interest coverage ratio, net worth minimums and minimum quarterly EBITDA, that requires Kroll-O'Gara to effectively break even before taxes and to generate EBITDA of $6.0 million per quarter. The financing agreements also impose limitations on mergers, acquisitions, stock redemptions, additional indebtedness and capital expenditures. The financing agreements do not permit the declaration or payment of any dividends, other than stock dividends. The net proceeds from any lender-approved asset sales in excess of $1.0 million per transaction or $2.0 million per fiscal year must be paid proportionately to the revolving credit facility lender and the holders of the senior notes, with a corresponding reduction in the total permitted borrowings under the revolving credit facility. A material adverse change in the business of Kroll-O'Gara, including a significant sale of net assets, would result in the acceleration of all amounts due to the revolving credit facility lender and the holders of the senior notes. In accordance with the April 20, 2001 amendment to the loan agreement, Kroll-O'Gara's agreement to sell SPSG would result in an acceleration of all amounts due under the loan agreement 60 days after the closing of the sale. Kroll-O'Gara was not in compliance with certain covenants of the financing agreements as of December 31, 2000. Had the lender and the holders of senior notes not amended and restated the financing agreements, all amounts outstanding under the financing agreements would have been immediately payable. Kroll-O'Gara believes it has the capability to continue to finance its operations and the operations of its segments through fiscal 2001.

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


(3)    Supplemental Cash Flow Disclosure-

         The following is a summary of cash paid related to certain items:

                                                       THREE MONTH ENDED
                                                           MARCH 31,
                                                   -------------------------
                                                    2000               2001
                                                    ----               ----
                                                       (DOLLARS IN 000'S)

          Cash paid for taxes                       $101                $ -
          Cash paid for interest                      33                 62


(4)    Inventories-

         Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method and include the following:

                                          DECEMBER 31, 2000   MARCH 31, 2001
                                          -----------------   --------------
                                                  (DOLLARS IN 000'S)
                                          ----------------------------------

    Raw materials                                  $11,651            $13,842
    Vehicle costs and work-in-process                6,990              5,484
                                                   -------            -------
                      Total inventory              $18,641            $19,326
                                                   =======            =======


(5)    Restructuring of Operations-

         In the third quarter of 2000, SPSG implemented and completed a plan to reduce costs and improve operating efficiencies (the 2000 Plan) with a total pre-tax restructuring charge of approximately $0.7 million. Total payments pursuant to the 2000 Plan through March 31, 2001 were $0.5 million. SPSG does not expect to incur any other significant restructuring charges in future periods related to the 2000 Plan. The principal element of the restructuring plan was the elimination of approximately 25 employees. The only component of the restructuring charge was severance related to the termination of employees. At March 31, 2001, approximately $0.2 million remained as an accrual relating to the 2000 Plan.

(6)    Derivative Financial Instruments-

         On January 1, 2001, SPSG adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as assets and liabilities measured at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Upon adoption of SFAS 133, SPSG recorded a decrease in assets by approximately $0.2 million with an offsetting amount recorded comprehensive income (loss) component of parent's equity in segment. At March 31, 2001, SPSG has entered into four foreign currency exchange contracts to effectively hedge a specific portion of its exposure to certain foreign currency rate fluctuations on its net investment in a foreign subsidiary. These contracts mature between July 2001 and July 2002. As of March 31, 2001, the foreign hedge contracts had an estimated fair value of $10.1 million. Nominal unrealized gains were recorded in the accumulated other comprehensive income (loss) component of parent's equity in segment for the changes in fair value of the contracts during the first quarter. As long as these contracts continue to qualify as hedges, realized and unrealized gains and losses will be recorded in accumulated other comprehensive income (loss).



                                      F-42